United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-____.)

Press Release

Signature Page

Financial Statements — 12/31/2008
US GAAP
Filed at CVM and SEC on 02/19/2009
Gerência Geral de Controladoria — GECOL

COMPANHIA VALE DO RIO DOCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	2

Management’s Report on Internal Control Over Financial Reporting	3

Consolidated Balance Sheets as of December 31, 2008 and 2007	4

Consolidated Statements of Income for the three-month periods ended December 31, 2008, September 30, 2008 and December 31, 2007 and for the years ended December 31, 2008, 2007 and 2006	6

Consolidated Statements of Cash Flows for the three-month periods ended December 31, 2008, September 30, 2008 and December 31, 2007 and for the years ended December 31, 2008 2007 and 2006	7

Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended December 31, 2008, September 30, 2008 and December 31, 2007 and for the years ended December 31, 2008, 2007 and 2006	8

Notes to the Consolidated Financial Statements	9

Supplemental Financial Information (unaudited)	50

PricewaterhouseCoopers
Rua da Cardelária, 65 11° — 15°
20091-020 Rio de Janeiro, RJ — Bras
Calxa Postal 949 Telefone (21) 3232-6112
Fax (21) 2516-6319
www.pwc.com/br
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders Companhia Vale do Rio Doce
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our aud its also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
February 19, 2009

Management’s Report on Internal Control over Financial Reporting
The management of Companhia Vale do Rio Doce — VALE is responsible for establishing and maintaining adequate internal control over financial reporting.
The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.
Vale’s management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission — COSO. Based on such assessment and criteria, Vale’s management has concluded that the company’s internal control over financial reporting was effective as of December 31, 2008.
The effectiveness of the company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

By:
	Name:	Roger Agnelli
	Title:	Chief Executive Officer

By:
	Name:	Fabio de Oliveira Barbosa
	Title:	Chief Financial Officer
Date: February 19, 2009

Consolidated Balance Sheets
Expressed in millions of United States Dollars

	December 31,	December 31,
	2008	2007
Assets
Current assets
Cash and cash equivalents	10,331	1,046
Short term investments	2,308	—
Accounts receivable
Related parties	137	281
Unrelated parties	3,067	3,671
Loans and advances to related parties	53	64
Inventories	3,896	3,859
Deferred income tax	583	603
Recoverable taxes	1,993	1,159
Other	870	697

	23,238	11,380

Property, plant and equipment, net, and intangible assets	49,329	54,625
Investments in affiliated companies, joint ventures and other investments	2,408	2,922
Other assets
Goodwill on acquisition of subsidiaries	1,898	3,791
Loans and advances
Related parties	—	3
Unrelated parties	77	127
Prepaid pension cost	622	1,009
Prepaid expenses	223	200
Judicial deposits	1,141	1,124
Advances to suppliers — energy	408	574
Recoverable taxes	394	199
Unrealized gains on derivative instruments	32	673
Other	161	90

	4,956	7,790

TOTAL	79,931	76,717

Consolidated Balance Sheets
Expressed in millions of United States Dollars
(Except number of shares)

		(Continued)

	December 31,	December 31,
	2008	2007

Liabilities and stockholders’ equity
Current liabilities
Suppliers	2,261	2,430
Payroll and related charges	591	734
Current portion of long-term debt	633	1,249
Short-term debt	—	167
Loans from related parties	77	6
Provision for income taxes	502	1,198
Taxes payable and royalties	55	322
Employees postretirement benefits	102	131
Railway sub-concession agreement payable	400	210
Unrealized losses on derivative instruments	—	346
Provisions for asset retirement obligations	48	64
Minimum mandatory dividends payable	2,068	2,683
Other	500	543

	7,237	10,083

Long-term liabilities
Employees postretirement benefits	1,485	2,204
Long-term debt	17,535	17,608
Provisions for contingencies (Note 20 (b))	1,685	2,453
Unrealized losses on derivative instruments	573	5
Deferred income tax	4,005	5,725
Provisions for asset retirement obligations	839	911
Railway sub-concession agreement payable	—	210
Other	1,525	1,687

	27,647	30,803

Minority interests	2,491	2,555

Commitments and contingencies (Note 20)
Stockholders’ equity
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2007 — 1,919,516,400) issued	9,727	4,953
Common stock — 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2007 — 2,999,797,716) issued	15,262	7,742
Treasury stock — 76,854,304 (2007 — 30,341,144) preferred and 74,937,899 (2007 — 56,582,040) common shares	(1,141)	(389)
Additional paid-in capital	393	498
Mandatorily convertible notes — common shares	1,288	1,288
Mandatorily convertible notes — preferred shares	581	581
Other cumulative comprehensive income (loss)	(11,510)	1,655
Undistributed retained earnings	18,340	15,317
Unappropriated retained earnings	9,616	1,631

	42,556	33,276

TOTAL	79,931	76,717

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
Expressed in millions of United States Dollars
(Except per share amounts)

	Three-month period ended (unaudited)
	December 31,	September 30,	December 31,	Year ended of December 31,
	2008	2008	2007	2008	2007	2006
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	6,052	10,425	7,213	32,779	28,441	16,511
Aluminum products	779	889	672	3,042	2,722	2,381
Revenues from logistic services	310	473	389	1,607	1,525	1,376
Other products and services	301	335	138	1,081	427	95

	7,442	12,122	8,412	38,509	33,115	20,363
Taxes on revenues	(187)	(383)	(249)	(1,083)	(873)	(712)

Net operating revenues	7,255	11,739	8,163	37,426	32,242	19,651

Operating costs and expenses
Cost of ores and metals sold	(2,730)	(4,051)	(3,687)	(14,055)	(13,628)	(7,946)
Cost of aluminum products	(529)	(684)	(486)	(2,267)	(1,705)	(1,355)
Cost of logistic services	(190)	(272)	(231)	(930)	(853)	(777)
Other	(71)	(109)	(100)	(389)	(277)	(69)

	(3,520)	(5,116)	(4,504)	(17,641)	(16,463)	(10,147)
Selling, general and administrative expenses	(708)	(374)	(424)	(1,748)	(1,245)	(816)
Research and development expenses	(295)	(331)	(262)	(1,085)	(733)	(481)
Impairment of goodwill	(950)	—	—	(950)	—	—
Other	(719)	(383)	(290)	(1,254)	(607)	(570)

	(6,192)	(6,204)	(5,480)	(22,678)	(19,048)	(12,014)

Operating income	1,063	5,535	2,683	14,748	13,194	7,637
Non-operating income (expenses)
Financial income	247	277	58	602	295	327
Financial expenses	(399)	(457)	(554)	(1,765)	(2,517)	(1,222)
Gains (losses) on derivatives, net	(586)	(587)	316	(812)	931	(116)
Foreign exchange and indexation gains (losses), net	(241)	(321)	315	364	2,553	529
Gain on sale of investments	—	—	—	80	777	674

	(979)	(1,088)	135	(1,531)	2,039	192

Income before income taxes, equity results and minority interests	84	4,447	2,818	13,217	15,233	7,829

Income taxes
Current	966	(477)	(610)	(1,338)	(3,901)	(1,134)
Deferred	219	621	394	803	700	(298)

	1,185	144	(216)	(535)	(3,201)	(1,432)

Equity in results of affiliates, joint ventures and other investments	125	290	136	794	595	710
Minority interests	(27)	(60)	(165)	(258)	(802)	(579)

Net income	1,367	4,821	2,573	13,218	11,825	6,528

Basic and diluted earmings per share
Earnings per preferred share	0.25	0.94	0.52	2.58	2.41	1.35
Earnings per common share	0.25	0.94	0.52	2.58	2.41	1.35
Earnings per prefered share linked to (*)	0.76	1.19	0.79	4.09	3.30	—
Earnings per common share linked to (*)	0.81	1.25	0.85	4.29	3.51	—

(*)	Basic earnings per share only, as dilution assumes conversion.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Expressed in millions of United States Dollars

	Three-month period ended (unaudited)
	December 31,	September 30,	December 31,	Year ended of December 31,
	2008	2008	2007	2008	2007	2006
Cash flows from operating activities:
Net income	1,367	4,821	2,573	13,218	11,825	6,528
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion and amortization	568	713	737	2,807	2,186	997
Dividends received	116	126	112	513	394	516
Equity in results of affiliates, joint ventures and other investments	(125)	(290)	(136)	(794)	(595)	(710)
Deferred income taxes	(219)	(621)	(394)	(803)	(700)	298
Impairment of goodwill	950	—	—	950	—	—
Loss on disposal of property, plant and equipment	10	243	104	376	168	106
Gain on sale of investments	—	—	—	(80)	(777)	(674)
Foreign exchange and indexation losses (gains), net	740	1,133	(266)	451	(2,827)	(917)
Unrealized derivative losses (gains), net	586	587	(326)	812	(917)	116
Minority interests	27	60	165	258	802	579
Unrealized interest (income) expense, net	(3)	83	(23)	116	102	36
Others	17	1	46	(3)	115	(93)
Decrease (increase) in assets:
Accounts receivable	1,615	(1,481)	135	(466)	235	(438)
Inventories	(43)	(77)	(558)	(467)	(343)	859
Others	(171)	5	80	(242)	(292)	(12)
Increase (decrease) in liabilities:
Suppliers	200	237	429	703	998	(47)
Payroll and related charges	(25)	97	106	1	170	(86)
Income taxes	119	(291)	(582)	(140)	393	84
Others	564	(14)	260	(96)	75	90

Net cash provided by operating activities	6,293	5,332	2,462	17,114	11,012	7,232

Cash flows from investing activities:
Short term investments	(1,674)	(634)	—	(2,308)	—	—
Loans and advances receivable
Related parties
Loan proceeds	(3)	—	(32)	(37)	(33)	(18)
Repayments	18	15	—	58	10	11
Others	24	(40)	(1)	(15)	1	(16)
Judicial deposits	(71)	(26)	(50)	(133)	(125)	(78)
Investments	(19)	(85)	(230)	(128)	(324)	(107)
Property, plant and equipment	(3,689)	(1,553)	(2,747)	(8,972)	(6,651)	(4,431)
Proceeds from disposal of investments	—	—	—	134	1,042	837
Proceeds from disposals of property, plant and equipment	—	—	—	—	—	49
Acquisition of subsidiaries, net of cash acquired	—	—	—	—	(2,926)	(13,201)

Net cash used in investing activities	(5,414)	(2,323)	(3,060)	(11,401)	(9,006)	(16,954)

Cash flows from financing activities:
Short-term debt, additions	1	65	2,021	1,076	4,483	4,912
Short-term debt, repayments	(125)	(65)	(1,877)	(1,311)	(5,040)	(4,233)
Loans
Related parties
Loan proceeds	33	—	1	54	259	10
Repayments	—	(16)	(39)	(20)	(273)	(50)
Issuances of long-term debt
Related parties	—	—	—	—	—	14
Others	253	71	646	1,890	7,212	21,993
Repayments of long-term debt
Others	(65)	(313)	(114)	(1,130)	(11,130)	(7,635)
Treasury stock	(752)	—	—	(752)	—	(301)
Mandatorily convertible notes	—	—	—	—	1,869	—
Capital increase	—	12,190	—	12,190	—	—
Dividends and interest attributed to stockholders	(1,600)	—	(1,050)	(2,850)	(1,875)	(1,300)
Dividends to minority interest	(56)	—	(429)	(143)	(714)	(65)

Net cash provided by (used in) financing activities	(2,311)	11,932	(841)	9,004	(5,209)	13,345

Increase (decrease) in cash and cash equivalents	(1,432)	14,941	(1,439)	14,717	(3,203)	3,623
Effect of exchange rate changes on cash and cash equivalents	(2,863)	(2,469)	(23)	(5,432)	(199)	(216)
Cash and cash equivalents, beginning of period	14,626	2,154	2,508	1,046	4,448	1,041

Cash and cash equivalents, end of period	10,331	14,626	1,046	10,331	1,046	4,448

Cash paid during the period for:
Interest on short-term debt	—	(1)	(8)	(11)	(49)	(9)
Interest on long-term debt	(314)	(305)	(361)	(1,255)	(1,289)	(565)
Income tax	(149)	(726)	(732)	(2,867)	(3,284)	(586)

Non-cash transactions
Interest capitalized	185	14	15	230	78	126
Issuance of preferred stock for the acquisition of Caemi, net of cash acquired	—	—	—	—	—	2,552
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States Dollars
(except number of shares and per-share amounts)

	Three-month period ended (unaudited)
	December 31,	September 30,	December 31,	Year ended of December, 31
	2008	2008	2007	2008	2007	2006
Preferred class A stock (including twelve special shares)
Beginning of the period	9,727	4,953	4,953	4,953	4,702	2,150
Capital increase	—	4,774	—	4,774	—	2,552
Transfer from undistributed retained earnings	—	—	—	—	251	—

End of the period	9,727	9,727	4,953	9,727	4,953	4,702

Common stock
Beginning of the period	15,262	7,742	7,742	7,742	3,806	3,806
Capital increase	—	7,520	—	7,520	—	—
Transfer from undistributed retained earnings	—	—	—	—	3,936	—

End of the period	15,262	15,262	7,742	15,262	7,742	3,806

Treasury stock
Beginning of the period	(389)	(389)	(389)	(389)	(389)	(301)
Acquisitions	(752)	—	—	(752)	—	(88)

End of the period	(1,141)	(389)	(389)	(1,141)	(389)	(389)

Additional paid-in capital
Beginning and end of the period	393	498	498	498	498	498
Change in the period	—	(105)	—	(105)	—	—

End of the period	393	393	498	393	498	498

Mandatorily convertible notes — common shares
Beginning and end of the period	1,288	1,288	1,288	1,288	1,288	—

Mandatorily convertible notes — preferred shares
Beginning and end of the period	581	581	581	581	581	—

Other cumulative comprehensive income (deficit)
Cumulative translation adjustments
Beginning of the period	(3,993)	2,842	1,003	1,340	(1,628)	(2,856)
Change in the period	(7,489)	(6,835)	337	(12,822)	2,968	1,228

End of the period	(11,482)	(3,993)	1,340	(11,482)	1,340	(1,628)

Unrealized gain (loss) — available-for-sale securities, net of tax
Beginning of the period	(79)	111	229	211	271	127
Change in the period	96	(190)	(18)	(194)	(60)	144

End of the period	17	(79)	211	17	211	271

Surplus (deficit) accrued pension plan
Beginning of the period	(304)	164	540	75	353	460
Change in the period	259	(468)	(465)	(120)	(278)	(107)

End of the period	(45)	(304)	75	(45)	75	353

Cash flow hedge
Beginning of the period	28	8	23	29	—	—
Change in the period	(28)	20	6	(29)	29	—

End of the period	—	28	29	—	29	—

Total other cumulative comprehensive income (deficit)	(11,510)	(4,348)	1,655	(11,510)	1,655	(1,004)
Undistributed retained earnings
Beginning of the period	14,183	17,021	6,560	15,317	9,555	4,357
Transfer from/to unappropriated retained earnings	4,157	(2,838)	8,757	3,023	9,949	5,198
Capitalized earnings	—	—	—	—	(4,187)	—

End of the period	18,340	14,183	15,317	18,340	15,317	9,555

Unappropriated retained earnings
Beginning of the period	14,521	6,886	10,524	1,631	2,505	3,983
Net income	1,367	4,821	2,573	13,218	11,825	6,528
Interest on mandatorily covertible debt
Preferred class A stock	(15)	(8)	(8)	(46)	(22)	—
Common stock	(32)	(16)	(18)	(96)	(45)	—
Dividends and interest attributed to stockholders’ equity
Preferred class A stock	(806)	—	(1,049)	(806)	(1,049)	(1,098)
Common stock	(1,262)	—	(1,634)	(1,262)	(1,634)	(1,710)
Appropriation from/to undistributed retained earnings	(4,157)	2,838	(8,757)	(3,023)	(9,949)	(5,198)

End of the period	9,616	14,521	1,631	9,616	1,631	2,505

Total stockholders’ equity	42,556	51,218	33,276	42,556	33,276	19,673

Number of shares:
Preferred class A stock (including twelve special shares)	2,108,579,618	2,108,579,618	1,919,516,400	2,108,579,618	1,919,516,400	1,919,516,400
Common stock	3,256,724,482	3,256,724,482	2,999,797,716	3,256,724,482	2,999,797,716	2,999,797,716
Buy-backs
Beginning of the period	(86,922,944)	(86,923,052)	(86,923,184)	(86,923,184)	(86,927,072)	(56,627,872)
Acquisitions	(64,869,259)	—	—	(64,869,259)	—	(30,299,200)
Sales	—	108	—	240	3,888	—

End of the period	(151,792,203)	(86,922,944)	(86,923,184)	(151,792,203)	(86,923,184)	(86,927,072)

	5,213,511,897	5,278,381,156	4,832,390,932	5,213,511,897	4,832,390,932	4,832,387,044

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
Expressed in millions of United States Dollars, unless otherwise stated
1	The Company and its operation
Companhia Vale do Rio Doce (“Vale”, the “Company” or “we”) is a limited liability company incorporated in Brazil. Operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production, logistics and steel activities.
At December 31, 2008, our principal consolidated operating subsidiaries are the following:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57.03	59.02	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51.00	51.00	Brazil	Aluminum
CADAM S.A (CADAM)	61.48	100.00	Brazil	Kaolin
CVRD Overseas Ltd.	100.00	100.00	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	100.00	100.00	Brazil	Logistics
Minerações Brasileiras Reunidas S.A. — MBR	92.99	92.99	Brazil	Iron ore
Pará Pigmentos S.A. (“PPSA”)	86.17	85.57	Brazil	Kaolin
PT International Nickel Indonesia Tbk (“PT Inco”)	61.16	61.16	Indonesia	Nickel
Vale Manganês S.A. (formely Rio Doce Manganês S.A.)	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Manganèse France (formely Rio Doce Manganèse Europe — RDME)	100.00	100.00	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100.00	100.00	Norway	Ferroalloys
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Inco Limited	100.00	100.00	Canada	Nickel
Vale International S.A (formerly CVRD International S.A)	100.00	100.00	Swiss	Trading
Valesul Aumínio S.A.	100.00	100.00	Brazil	Aluminum
2	Basis of consolidation
All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method (Note 12).
We evaluate the carrying value of our equity accounted investments in relation to publicly quoted market prices when available. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.
We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.
Our participation in hydroelectric projects are made via consortium contracts under which we have undivided interests in the assets and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations. No separate legal or tax status is granted to consortia under Brazilian law. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects (Note 11).

3	Summary of significant accounting policies
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the selection of useful lives of property, plant and equipment, impairment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post retirement benefits and other similar evaluations. Actual results could differ from those estimates.
(a)	Basis of presentation
We have prepared our consolidated financial statements in accordance with United States generally accepted accounting principles (“US GAAP”), which differ in certain respects from the accounting practices adopted in “Brazilian GAAP” which are the basis for our statutory financial statements.
In December 2007, significant modifications were made to Brazilian GAAP as part of a convergence project with International Financial Reporting Standards (IFRS). Such changes became effective for the fiscal year ended December 31, 2008, whereas other changes will be introduced subsequently.
Our condensed consolidated interim financial information for the three-month periods ended December 31, 2008, September 30, 2008, and December 31, 2007, presented herein are unaudited. However, in our opinion, such condensed consolidated financial information include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods.
The Brazilian Real is the parent Company’s functional currency. We have selected the U.S. Dollar as our reporting currency. The financial statements have been translated in accordance with the criteria set forth in Statement of Financial Accounting Standards No. (“SFAS”) 52 — “Foreign Currency Translation”.
All assets and liabilities have been translated to U.S. Dollars at the closing rate of exchange at each balance sheet date (or, if unavailable, the first available exchange rate). All statement of income accounts have been translated to U.S. Dollars at the average exchange rates prevailing during the respective periods. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account (“CTA”) in stockholders’ equity. The results of operations and financial position of our entities that have a functional currency other than the U.S. Dollar, have been translated in accordance with SFAS 52.
The exchange rates used to translate the assets and liabilities of the Brazilian operations at December 31, 2008 and December 31, 2007, were R$ 2.3370 and R$ 1.7713, respectively.
The net transaction gain (loss) included in our statement of income (“Foreign exchange and indexation gains (losses), net”) was US$ (1,011), US$ 1,639 and US$ 452 in the year ended December 31, 2008, 2007 and 2006, respectively.
(b)	Cash equivalents and short-tem investment
Cash flows from overnight investments and fundings are reported net. Short-term investments that have a ready market and original maturities of 90 days or less are classified as “Cash equivalents”. The remaining investments, with longer maturities are stated at fair value and presented as “Short-term investments”.
(c)	Long-term
Assets and liabilities that are realizable or due more than 12 months after the balance sheet date are classified as long-term.
(d)	Inventories
Inventory is recorded at the average cost of purchase or production, reduced to market value (net realizable value less a reasonable margin) when lower.
We classify proven and probable reserve quantities attributable to stockpiled inventories as inventories and account for them as processed when they are removed from the mine. These reserve quantities are not included in the total proven and probable reserve quantities used in the units of production, depreciation, depletion and amortization calculations.
We periodically assess our inventories to identify obsolescence or slow moving and if needed, we recognize definitive allowances for slow movement or obsolete inventories.

(e)	Removal of waste materials to access mineral deposits
Stripping costs (the costs associated with the removal of overburden and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.
Post-production stripping costs are included in the cost of the inventory produced (that is extracted), at each mine individually during the period that the stripping cost are incurred.
(f)	Property, plant and equipment and Intangible Assets
Property, plant and equipment are recorded at cost, including interest cost incurred during the construction of major new facilities. We compute depreciation on the straight-line basis at annual average rates which take into consideration the useful lives of the assets, as follows: 3.03% for railroads, 3.65% for buildings, 3.78% for installations and 7.30% for other equipment. Expenditures for maintenance and repairs are charged to operating costs and expenses as incurred.
We capitalize the costs of developing major new ore bodies or expanding the capacity of operating mines and amortize these to operations on the unit-of-production method based on the total probable and proven quantity of ore to be recovered. Exploration costs are expensed. Once the economic viability of mining activities is established, subsequent development costs are capitalized.
Separately acquired intangible assets are shown at historical cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. All our intangible assets have definite useful lives and are carried at cost less accumulated amortization, which is calculated using the straight-line method over their estimated useful lives.
(g)	Business combinations
We adopt SFAS 141 “Business Combinations” to record acquisitions of interests in other companies. This “purchase method”, requires that we reasonably determine the fair value of the identifiable tangible and intangible assets and liabilities of acquired companies and segregate goodwill as an intangible asset.
We assign goodwill to reporting units and test each reporting unit’s goodwill for impairment at least annually, and whenever circumstance indicating that recognized goodwill may not be fully recovered are identified. We perform the annual goodwill impairment tests during the last quarter of the year using September 30 as our base date.
Goodwill is reviewed for impairment utilizing a two step process. In the first step, we compare a reporting unit’s fair value with its carrying amount to identify any potential goodwill impairment loss. If the carrying amount of a reporting unit exceeds the unit’s fair value, based on a discounted cash flow analysis, we carry out the second step of the impairment test, measuring and recording the amount, if any, of the unit’s goodwill impairment loss.
(h)	Impairment of long-lived assets
All long-lived assets, are tested to determine if they are recoverable from operating earnings on an undiscounted cash flow basis over their useful lives whenever events or changes in circumstance indicate that the carrying value may not be recoverable.
When we determine that the carrying value of long-lived assets and definite-life intangible assets may not be recoverable, we measure any impairment loss based on a projected discounted cash flow method using a discount rate determined to be commensurate with the risk inherent in our current business model.
(i)	Available-for-sale equity securities
Equity securities classified as “available-for-sale” are recorded pursuant to SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Accordingly, we classify unrealized holding gains and losses, net of taxes, as a separate component of stockholders’ equity until realized.

(j)	Compensated absences
The liability for future compensation for employee vacations is fully accrued as earned.
(k)	Derivatives and hedging activities
We apply SFAS 133 “Accounting for Derivative Financial Instruments and Hedging Activities”, as amended. This standard requires that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge and has been effective during the period.
(l)	Asset retirement obligations
Our retirement obligations consist primarily of estimated closure costs, the initial measurement of which is recognized as a liability discounted to present value and subsequently accreted through earnings. An asset retirement cost equal to the initial liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life.
(m)	Revenues and expenses
Revenues are recognized when title is transferred to the customer or services are rendered. Revenue from exported products is recognized when such products are loaded on board the ship. Revenue from products sold in the domestic market is recognized when delivery is made to the customer. Revenue from logistic services is recognized when the service order has been fulfilled. Expenses and costs are recognized on the accrual basis.
(n)	Income taxes
The deferred tax effects of tax loss carryforwards and temporary differences are recognized pursuant to SFAS 109 “Accounting for Income Taxes”. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recovered in the future.
(o)	Earnings per share
Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the period.
(p)	Interest attributed to stockholders’ equity (dividend)
Brazilian corporations are permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed 50% of net income for the year nor 50% of retained earnings plus revenue reserves as determined by “Brazilian GAAP”.
As the notional interest charge is tax deductible in Brazil, the benefit to us, as opposed to making a dividend payment, is a reduction in our income tax charge. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders’ equity is considered as part of the annual minimum mandatory dividend (Note 16). This notional interest distribution is treated for accounting purposes as a deduction from stockholders’ equity in a manner similar to a dividend and the tax credit recorded in income.
(q)	Comprehensive income
We present comprehensive income as part of the Statement of Changes in Stockholders’ Equity, in compliance with SFAS 130 “Reporting Comprehensive Income”, net of taxes.

(r)	Pension and other post retirement benefits
We sponsor private pension and other post retirement benefits for our employees which are actuarially determined and recognized as an asset or liability or both depending on the funded or unfunded status of each plan in accordance with SFAS 158 “Employees’ Accounting for Defined Benefit Pension and Other Post retirement Plans”. The cost of our defined benefit and prior service costs or credits that arise during the period and are not components of net periodic benefit costs are recorded in other cumulative comprehensive income (deficit).
4	Recently-issued accounting pronouncements
In January 2009, the Financial Accounting Standards Board (“FASB”) issued EITF 99-20-1 “Amendments to the Impairment Guidance of EITF Issue No. 99-20”, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. It is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. We are currently studying the effects of this pronouncement.
In December 2008, the FASB issued Staff Position No. FAS 132(R)-1, “Employers’ Disclosures about Post Retirement Benefit Plan Assets”. It is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2009. We are currently studying the effects of this pronouncement.
In November 2008, the FASB issued EITF 08-08, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary”, which addresses the fair value of an outstanding instrument and its presentation. It is effective for fiscal years and interim periods beginning after December 15, 2008. We are currently studying the effects of this pronouncement.
In November 2008, the FASB issued EITF 08-06, “Equity Method Investment Accounting Considerations”, which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. It is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. We are currently studying the effects of this pronouncement.
In October 2008, the FASB issued Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset in a Market That Is Not Active” (FSP 157-3), which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, FSP 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in FSP 157-3 was effective immediately upon issuance and did not generate impact on our Financial Statements.
In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities”. The FSP provides that instruments granted in share-based payment transactions that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share. It is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early application is not permitted. We are currently studying the effects of this pronouncement.
In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. According to this FSP these debt instruments are not addressed by paragraph 12 of APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, it specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. We are currently studying the effects of this pronouncement.

In May 2008, the FASB issued FAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. The objective of this Statement is to identify the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP (the GAAP hierarchy). This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. There are no specific disclosure requirements with this statement. We are currently assessing the effects of this Statement and believe that it will not have a material impact on our Consolidation Financial Statements.
In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”. The objective of this FSP is to address situations of renewing or extending the useful life of a recognized intangible asset. It is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early application is not permitted. We are currently studying the effects of this pronouncement.
In December 2007, the FASB issued SFAS 160, which clarifies that a no controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, in the case of Vale, January 1, 2009).
In December 2007, the FASB issued SFAS 141(R), that applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (that is, in the case of Vale, January 1, 2009).
5	Major acquisitions and disposals
In February 2008, we sold our interest in Jubilee Mines N.L. (held through Vale Inco), representing 4.83% of its common shares, for US$ 134 generating a gain of US$ 80.
In October, 2007 we were awarded, in a public auction, a 30-year sub-concession agreement to operate the Ferrovia Norte Sul S.A. — FNS railway for R$1,482 million equivalent to US$ 837 at the exchange rate in effect on that date, payable in three installments. The first installment, equivalent to US$ 412 and corresponding to 50% was paid in December 2007. The second and third installments, each representing 25% of the total amount, are to be paid upon the completion of the railroad. The outstanding installments are indexed to the general price index (IGP-DI) and accrue interest of 12% p.a. This sub-concession right has been accounted for as an intangible asset (Note 11).
In July 2007, we sold our interest in Lion Ore Mining International Ltd. (held through Vale Inco), representing 1.80% of its common shares for US$ 105, generating a gain of US$ 80.
In June 2007, we sold 25,213,664 common shares, representing 57.84% of the total capital of our subsidiary Log-In Logística Intermodal S.A. (“Log-In”) for US$ 179, recording a gain of US$ 155. In July 2007, we sold an additional 5.10% stake in Log-In for US$ 24 recording a gain of US$ 21. At December 31, 2008, we held 31.33% of the voting and total capital of this entity, which is accounted for under the equity method.
In May 2007, we sold part (12.43%) of our stockholding in Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS, an available-for-sale investee, for US$ 728, recording a gain of US$ 456. We have retained 5.89% of the ordinary shares the minimum number of shares required to participate in the current shareholders agreement of the investee, representing 2.93% of the total capital.
In May 2007, we acquired a further 6.25% of the total share capital of Empreendimentos Brasileiros de Mineração S.A. — EBM, which main asset is its interest in MBR, for US$ 231 and as a result, our direct and indirect stake in MBR increased to 92.99% of total and voting capital. We simultaneously entered into an usufruct agreement with minority shareholders whereby they transferred to us all rights and obligations with respect to their shares, including rights to dividends for the next 30 years, for which we will make an initial payment of US$ 61 plus an annual fee of US$ 48 for each of the next 29 years. The present value of the future obligation is recorded as a liability and the corresponding charge recorded to minority interests in the balance sheet.
In April 2007, we concluded the acquisition of 100% of Vale Australia (formerly AMCI Holdings Australia Pty – AMCI HA), a private company based in Australia, which owns and operates coal mines in that country, for US$ 656.

6	Income taxes
Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%. In other countries where we have operations, the applicable tax rates vary from 1.67% to 40%.
The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month period ended (unaudited)
	December 31, 2008			September 30, 2008			December 31, 2007
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before income taxes, equity results and minority interests	(2,489)	2,573	84	334	4,113	4,447	1,299	1,519	2,818

Tax at Brazilian composite rate	846	(875)	(29)	(114)	(1,398)	(1,512)	(442)	(516)	(958)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	238	—	238	278	—	278	129	—	129
Difference on tax rates of foreign income	—	347	347	—	808	808	—	777	777
Exchange variation — not taxable	—	667	667	—	633	633	—	(101)	(101)
Tax incentives	(48)	—	(48)	14	—	14	7	—	7
Other non-taxable gains (losses)	(68)	78	10	57	(134)	(77)	(12)	(58)	(70)

Income taxes per consolidated statements of income	968	217	1,185	235	(91)	144	(318)	102	(216)

	Year ended of December 31,
	2008			2007			2006
	Brazil	Foreign	Total	Brazil	Foreign	Total	Total
Income before income taxes, equity results and minority interests	2,434	10,783	13,217	7,769	7,464	15,233	7,829

Tax at Brazilian composite rate	(828)	(3,667)	(4,495)	(2,641)	(2,538)	(5,179)	(2,662)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	692	—	692	474	—	474	343
Difference on tax rates of foreign income	—	1,728	1,728	—	1,729	1,729	1,129
Exchange variation — not taxable	—	982	982	—	(290)	(290)	(125)
Tax incentives	53	—	53	173	—	173	194
Valuation allowance reversal (provision)	—	—	—	16	—	16	(21)
Other non-taxable gains (losses)	287	218	505	64	(188)	(124)	(290)

Income taxes per consolidated statements of income	204	(739)	(535)	(1,914)	(1,287)	(3,201)	(1,432)

We have certain Brazilian income tax incentives relating to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relating to manganese, aluminum and kaolin comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expires in 2009 and 2013, respectively. An amount equal to the tax saving is appropriated from retained earnings to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.
We also have income tax incentives related to our Goro Project under development in New Caledonia (“The Goro Project”). These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. The Goro Project also qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once the Goro project is in operation.

We are subject to examination by the tax authorities for up to five years regarding our operations in Brazil, ten years for Indonesia, and five and six years for Canada, except for Newfoundland which has no limit.
Brazilian tax loss carryforwards have no expiration date though offset is restricted to 30% of annual taxable income.
Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.
The reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	As of December 31,
	2008	2007

Beginning of the period	1,046	663

Increase resulting from tax positions taken	103	264
Decrease resulting from tax positions taken	(261)	(47)
Changes in tax legislation	2	29
Cumulative translation adjustments	(233)	137

End of the period	657	1,046

Recognized deferred income tax assets and liabilities are composed as follows:

	As of December 31,
	2008	2007
Current deferred tax assets
Accrued expenses deductible only when disbursed	583	603

Long-term deferred tax assets and liabilities

Assets

Employee postretirement benefits provision	171	461
Tax loss carryforwards	119	348
Other temporary differences	548	—
Asset retirement obligation	207	195

	1,045	1,004

Liabilities
Fair value of financial instruments	(326)	(173)
Unrealized tax indexation effects	(108)	(138)
Property, plant and equipment	(47)	(150)
Prepaid retirement benefit	(199)	(203)
Fair value adjustments in business combinations	(4,446)	(5,770)
Other temporary differences	198	(191)

	(4,928)	(6,625)

Valuation allowance
Beginning balance	(104)	(113)
Translation adjustments	18	(20)
Change in allowance	(36)	29

Ending balance	(122)	(104)

Net long-term deferred tax liabilities	(4,005)	(5,725)

7	Cash and cash equivalents

	As of December 31,
	2008	2007

Cash	767	424
Short-term investments denominated in Brazilian Reais	7,548	123
Short-term investments denominated in other currencies, mainly U.S. dollars	2,016	499

	10,331	1,046

The increase in cash and cash equivalents corresponds mainly to the proceeds received from the Global equity offering (Note 16).
8	Accounts receivable

	As of December 31,
	2008	2007
Customers
Denominated in Brazilian Reais	461	750
Denominated in other curriencies, mainly U.S. Dollars	2,828	3,311

	3,289	4,061

Allowance for doubtful accounts	(85)	(100)
Allowance for ore weight credits	—	(9)

Total	3,204	3,952

Accounts receivable from customers in the steel industry represent 47% of receivables at December 31, 2008.
No single customer accounted for more than 10% of total revenues.

Additional allowances for doubtful accounts charged to the statement of income as expenses in 2008 and 2007 totaled US$ 9 and US$ 31, respectively. We wrote-off US$ nil in 2008 and US$ 6 in 2007.
9	Inventories

	As of December 31,
	2008	2007
Finished products

Nickel (co-products and by-products)	1,514	1,812
Iron ore and pellets	728	588
Manganese and ferroalloys	199	176
Aluminum products	150	106
Kaolin	40	42
Copper concentrate	26	15
Coal	43	38
Others	80	36
Spare parts and maintenance supplies	1,116	1,046

	3,896	3,859

At December 31, 2008, we recorded an adjustment of US$ 77, to reduce nickel inventory to its market value (nil in 2007 and 2006).

10	Recoverable taxes

	As of December 31,
	2008	2007
Income tax	1,646	643
Value-added tax — ICMS	258	294
PIS and COFINS	380	354
Others	103	67

Total	2,387	1,358

Current	1,993	1,159
Non-current	394	199

	2,387	1,358

11	Property, plant and equipment and intangible assets

By type of assets:

	As of December 31, 2008			As of December 31, 2007
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Land	182	—	182	110	—	110
Buildings	3,742	905	2,837	4,086	842	3,244
Installations	9,990	2,748	7,242	10,974	2,889	8,085
Equipment	5,391	1,626	3,765	5,703	1,709	3,994
Railroads	5,830	1,358	4,472	5,819	1,614	4,205
Mine development costs	15,976	2,062	13,914	19,270	1,632	17,638
Others	4,974	1,639	3,335	7,146	1,813	5,333

	46,085	10,338	35,747	53,108	10,499	42,609
Construction in progress	13,582	—	13,582	12,016	—	12,016

Total	59,667	10,338	49,329	65,124	10,499	54,625

Losses on disposal of property, plant and equipment totaled US$ 376, US$ 168 and US$ 106 in 2008, 2007 and 2006, respectively. Mainly relate to losses on sales of ships and trucks, locomotives and other equipment, which were replaced in the normal course of business.
Assets given in guarantee of judicial processes totaled US$ 141.
Hydroelectric assets
We participate in several jointly-owned hydroelectric plants, already in operation or under construction, in which we record our undivided interest in these assets as Property, plant and equipment.
At December 31, 2008 the cost of hydroelectric plants in service totals US$ 1,162 (2007 US$ 803) and the related depreciation in the year was US$ 304 (2007 US$ 68). The cost of hydroelectric plant under construction at December 31, 2008 totals US$ 206 (2007 US$ 735). Income and operating expenses for such plants are not material
Intangibles
All of the intangible assets recognized in our financial statements were acquired from third parties, either directly or through a business combination and have definite useful lives from 6 to 30 years.
At December 31, 2008 the intangibles amount to US$ 875 (December 31, 2007 — US$ 1,113), and are comprised of rights granted by the government – North-South Railroald of US$ 671 and off take-agreements of US$ 204.

12	Investments in affiliated companies and joint ventures

	2008						Equity in earnings (losses) of investee adjustments			Dividends received
	Participation in			Net income			Three-month period ended (unaudited)						Three-month period ended (unaudited)
	capital (%)		Net	(loss) for the	Investments		December 31,	September 30,	December 31,	As of December 31,			December 31,	September 30,	December 31,	As of December 31,
	Voting	Total	equity	year	2008	2007	2008	2008	2007	2008	2007	2006	2008	2008	2007	2008	2007	2006
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	215	166	110	61	18	36	2	84	12	18	—	—	—	—	—	22
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	143	117	73	43	7	17	(3)	59	9	15	—	6	—	6	16	13
Companhia Coreano-Brasileira de Pelotização — KOBRASCO (1)	50.00	50.00	109	88	55	45	4	19	4	44	19	17	13	—	21	13	21	21
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	114	66	58	46	14	18	—	34	10	12	—	—	—	—	8	12
Minas da Serra Geral S.A. — MSG	50.00	50.00	42	3	21	30	(1)	1	1	1	3	2	—	—	—	—	—	1
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	732	629	412	546	37	82	56	315	242	229	50	112	25	300	150	225
Others	—	—	—	—	26	30	1	2	3	6	6	19	—	—	—	—	—	1

					755	801	80	175	63	543	301	312	63	118	46	319	195	295

Logistics
LOG-IN Logística Intermodal S.A. (3)	31.33	31.33	282	37	94	107	6	3	6	20	8	—	—	—	—	3	—	—
MRS Logística S.A	37.86	41.50	786	273	326	342	87	44	34	113	117	95	—	—	24	34	51	41

					420	449	93	47	40	133	125	95	—	—	24	37	51	41

Holdings
Steel
California Steel Industries Inc. — CSI	50.00	50.00	320	21	160	163	(35)	18	(7)	11	(1)	54	13	—	—	13	11	40
THYSSENKRUPP CSA Companhia Siderúrgica (Cost $431) — available-for-sale	10.46	10.46	—	—	443	388	—	—	—	—	—	—	—	—	—	—	—	—
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (cost $180) — available-for-sale (5)	—	—	—	—	164	465	—	8	—	18	31	147	—	8	—	18	31	48

					767	1,016	(35)	26	(7)	29	30	201	13	8	—	31	42	88

Bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	347	156	140	184	22	18	21	62	84	64	13	—	—	99	64	77
Valesul Alumínio S.A. — VALESUL (5)	100.00	100.00	—	—	—	—	—	—	—	—	—	12	—	—	—	—	—	—

					140	184	22	18	21	62	84	76	13	—	—	99	64	77

Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	703	315	176	115	15	28	12	79	46	31	27	—	42	27	42	15
Shandong Yankuang International Company Ltd	25.00	25.00	44	(66)	11	23	(17)	—	2	(17)	—	(5)	—	—	—	—	—	—

					187	138	(2)	28	14	62	46	26	27	—	42	27	42	15

Nickel
Heron Resources Inc (cost $25) — available-for-sale	—	—	—	—	2	34	—	—	—	—	—	—	—	—	—	—	—	—
Jubilee Mines N.L (cost $5) (4) — available-for-sale	—	—	—	—	—	126	—	—	—	—	—	—	—	—	—	—	—	—
Mirabela Nickel Ltd (cost $24) — available-for-sale	—	—	—	—	8	72	—	—	—	—	—	—	—	—	—	—	—	—
Hudbay Minerals (cost $31) available for sale	—	—	—	—	9	—	—	—	—	—	—	—	—	—	—	—	—	—
Corea Nickel Corp	—	—	—	—	21	—	—	—	—	—	—	—	—	—	—	—	—	—
Skye Res ources (6)					—	44	(38)	—	—	(38)	—	—	—	—	—	—	—	—
Others	—	—	—	—	13	23	4	—	5	4	9	—	—	—	—	—	—	—

					53	299	(34)	—	5	(34)	9	—	—	—	—	—	—	—
Other affiliates and joint ventures
Others	—	—	—	—	86	35	1	(4)	—	(1)	—	—	—	—	—	—	—	—

					86	35	1	(4)	—	(1)	—	—	—	—	—	—	—	—

					1,233	1,672	(48)	68	33	118	169	303	53	8	42	157	148	180

Total					2,408	2,922	125	290	136	794	595	710	116	126	112	513	394	516

(1)
Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by minority shareholders under shareholder agreements preclude consolidation;

(2)	Investment includes goodwill of US$ 46 in 2008 and US$ 61 in 2007;

(3)	Consolidation discontinued from June, 2007;

(4)	Sold in February, 2008 (Note 5);

(5)	Equity in results of affilites refers to dividends received.

(6)	Losses considered other than temporary.

13	Impairment of goodwill
As described on note 3 (g), we test goodwill and long-lived assets for impairment at least annually, or more frequently when events or changes in circumstances indicate that they might be impaired. For impairment test purposes goodwill is allocated to reporting units.
Following the downturn in the economy, which contributed to the decline in the prices of certain commodities produced by us during the last quarter of 2008, we updated our impairment test based on forecasted discounted cash flows. As a result, we determined that the goodwill associated with the acquisition of Vale Inco, included within the reportable segment “Non-ferrous – nickel” was partially impaired. In the case of Vale Inco, goodwill has been allocated by us to the finished products and intermediate products reporting units. The impairment charge recorded in operating results in the fourth quarter of 2008 was US$ 950.
Management determined discounted cash flows based on approved financial budgets. Gross margin projections were based on past performance and management’s expectations of market developments. Information about sales prices are consistent with the forecasts included in industry reports, considering quoted prices when available and when appropriate. The discount rates used reflect specific risks relating to the relevant assets in each reporting unit, depending on their composition and location.
Recognition of additional goodwill impairment charges in the future would depend on several estimates including market conditions, recent actual results and management’s forecasts. This information shall be obtained at the time when our assessment is to be updated. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.
14	Short-term debt
Short-term borrowings outstanding on December 31, 2007, mainly from commercial banks for export financing denominated in U.S. Dollars, with average annual interest rates of 5.5%.
15	Long-term debt

	Current liabilities		Long-term liabilities
	2008	2007	2008	2007
Foreign debt
Loans and financing denominated in the following currencies:
U.S. Dollars	210	212	5,905	5,927
Others	23	64	167	214
Fixed Rate Notes — US Dollar denominated	—	—	6,510	6,680
Debt securities — export sales (*) — US Dollar denominated	55	53	149	205
Perpetual notes	—	—	83	87
Accrued charges	217	282	—	—

	505	611	12,814	13,113

Brazilian debt
Brazilian Reais indexed to Long-Term Interest Rate — TJLP/CDI	33	586	1,989	1,148
Brazilian Reais indexed to General Price Index-Market (IGPM)	—	1	1	1
Basket of currencies	1	2	4	6
Non-convertible debentures	—	—	2,562	3,340
U.S. Dollars Denominated	—	—	165	—
Accrued charges	94	49	—	—

	128	638	4,721	4,495

Total	633	1,249	17,535	17,608

(*)	Secured by receivables from future export sales.

The long-term portion at December 31, 2008 falls due as follows:

2010	2,304
2011	2,618
2012	1,137
2013	2,556
2014 and thereafter	8,628
No due date (Perpetual notes and non-convertible debentures)	292

17,535

At December 31, 2008 annual interest rates on long-term debt were as follows:

Up to 3%	690
3.1% to 5%	5,845
5.1% to 7% (*)	5,596
7.1% to 9% (*)	2,136
9.1% to 11%	87
Over 11% (*)	3,729
Variable (Perpetual notes)	85

18,168

(*)
Includes non-convertible debentures and other Brazilian Reais-denominated debt that bear interest at CDI (Brazilian interbank certificate of deposit) and TJLP (Brazilian government long-term interest) rates plus a spread. For these operations we have entered into derivative transactions to mitigate our exposure on the floating rate debt denominated in Brazilian Reais, totaling US$ 4,169 wich US$ 3,522 has original interest rate above 11%. The average cost after taking into account the derivative transactions is 4.9%.

The indexation indices/ rates applied to our debt were as follows (unaudited):

	Three-month period ended
	December 31,	September 30,	December 31,	Year ended of December 31,
	2008	2008	2007	2008	2007

TJLP — Long-Term Interest Rate (effective rate)	1.5	1.5	1.5	6.3	6.4
IGP-M — General Price Index — Market	1.2	1.6	3.5	9.8	7.8
Appreciation (Devaluation) of Real against U.S. Dollar	(18.1)	(16.8)	3.8	(24.2)	20.7
In January 2008 we entered into a trade finance agreement with a Brazilian bank in the amount of US$ 1,100 with final maturity in 2018.
During 2008, we entered into agreements with Banco Nacional de Desenvolvimento Econômico e Social — BNDES, (the Brazilian National Development Bank) and with long-term Japanese financing agencies, Japan Bank for International Cooperation — JBIC and Nippon Export and Investment Insurance — NEXI related to future lines of credit to finance mining, logistics and power generation projects as part of our investment program for 2008-2012.
Additionally, we have revolving credit lines available under which amounts can be drawn down and repaid at the option of the borrower. At December 31, 2008, the total amount available under revolving credit lines was of US$1,900, of which US$ 1,150 was granted to Vale International and the balance to Vale Inco. As of December 31, 2008, neither Vale International nor Vale Inco had drawn any amounts under these facilities.
Vale Inco had drawn down US$ 101 by way of letters of credit.
At December 31, 2008 the US Dollar denominated Fixed Rate Notes of US$ 6,510 (December 31, 2007 – US$ 6,680) and other debt of US$ 11,102 (December 31, 2007 – US$ 11,511) are unsecured. The export securitization of US$ 204 (December 31, 2007 – US$ 258) represents debt securities collateralized by receivables from future export sales of CVRD Overseas Ltd.. Loans from international lenders of US$ 57 (December 31, 2007 – US$ 82) are guaranteed by the Brazilian Federal Government, to which we have provided like counter guarantees. The remaining long-term debt of US$ 295 (December 31, 2007 – US$ 326) is collateralized mainly by receivables.
Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of December 31, 2008 and 2007.

16	Stockholders’ equity
Each holder of common and preferred class A stock is entitled to one vote for each share on all matters brought before stockholders’ meetings, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer permanent veto rights over certain matters.
Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income under Brazilian GAAP, once declared at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the Brazilian GAAP equity value per share. For the year ended December 31, 2008, this dividends corresponds to US$ 2,068, provided against stockholders’ equity.
In July 2008, we issued 80,079,223 common ADS, 176,847,543 common shares, 63,506,751 preferred ADS and 100,896,048 preferred shares through a Global equity offering. Our capital increased by US$ 11,666, upon subscription of preferred stock of US$ 4,146 corresponding to 164,402,799 shares and common stock of US$ 7,520 corresponding to 256,926,766 shares. In August, 2008, we issued an additional 24,660,419 preferred shares, representing an increase of US$ 628. After the closing of the operation, our capital stock increased by US$ 12,294 in 2008; the transaction costs of US$ 105 were recorded as a reduction of the additional paid-in capital account.
In September 2007, a stock split was effected whereby each existing common and preferred share was split into two shares. After the split our capital comprises 4,919,314,116 shares, of which 1,919,516,400 are preferred class “A” shares and 2,999,797,716 are common shares, including twelve special class shares without par value (“Golden Shares”). All references to numbers of share and per share amounts included herein reflect retroactive application of the stock split.
In June 2007, we issued US$ 1,880 Mandatorily Convertible Notes due June 15, 2010 for total proceeds of US$ 1,869, net of commissions. The Notes bear interest at 5.50% per year payable quarterly and additional interest which will be payable based on the net amount of cash distribution paid to ADS holders. A tranche of US$ 1,296 Notes are mandatorily convertible into an aggregate maximum of 56,582,040 common shares and a tranche of US$ 584 Notes are mandatorily convertible into an aggregate maximum of 30,295,456 preferred class A shares. On the maturity date (whether at stated maturity or upon acceleration following an event of default), the Series RIO Notes will automatically convert into ADSs, each ADS representing one common share of Vale, and the Series RIO P Notes will automatically convert into ADSs, each ADS representing one preferred class A share of Vale. We currently hold the shares to be issued on conversion in treasury. The Notes are not repayable in cash. Holders of notes will have no voting rights. We will pay to the holders of our Series RIO Notes or RIO P Notes additional interest in the event that Vale makes cash distributions to all holders of RIO ADSs or RIO P ADSs, respectively. We determined, using a statistical model, that the potential variability in the number of shares to be converted is not a predominant feature of this hybrid financial instrument and thus classified it as an equity instrument within stockholders’ equity. Other than during the cash acquisition conversion period, holders of the notes have the right to convert their notes, in whole or in part, at any time prior to maturity in the case of the Series RIO Notes, into RIO ADSs at the minimum conversion rate of 0.8664 RIO ADSs per Series RIO Note, and in the case of Series RIO P Notes, into RIO P ADSs at the minimum conversion rate of 1.0283 RIO P ADSs per Series RIO P Note.
In April 2007, at an Extraordinary Shareholders’ Meeting, paid-up capital was increased by US$ 4,187 through transfer of reserves, without issuance of shares, to US$ 12,695.
Brazilian law permits the payment of cash dividends only from retained earnings as stated in the BR GAAP statutory records and such payments are made in Brazilian Reais. Pursuant to the Company’s statutory books, undistributed retained earnings at December 31, 2008 total US$ 16,854, comprising the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders, after deducting of the minimum annual mandatory dividend.

No withholding tax is payable on distribution of profits earned except for distributions in the form of interest attributed to stockholders’ equity (Note 3 (p)).
Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

	Three-month period ended (unaudited)
	December 31,	September 30,	December 31,	Year ended of December 31,
	2008	2008	2007	2008	2007	2006
Undistributed retained earnings
Unrealized income reserve
Beginning of the period	67	73	105	73	57	101
Transfer from (to) retained earnings	(22)	(6)	(32)	(28)	16	(44)

End of the period	45	67	73	45	73	57
Expansion reserve
Beginning of the period	12,857	13,881	5,726	13,881	8,485	3,621
Transfer to capital stock	—	—	—	—	(3,776)	—
Transfer from (to) retained earnings	3,952	(1,024)	8,155	2,928	9,172	4,864

End of the period	16,809	12,857	13,881	16,809	13,881	8,485
Legal reserve
Beginning of the period	1,212	1,310	724	1,310	970	599
Transfer to capital stock	—	—	—	—	(370)	—
Transfer from (to) retained earnings	236	(98)	586	138	710	371

End of the period	1,448	1,212	1,310	1,448	1,310	970
Fiscal incentive investment reserve
Beginning of the period	47	53	5	53	43	36
Transfer to capital stock	—	—	—	—	(41)	—
Transfer from (to) retained earnings	(9)	(6)	48	(15)	51	7

End of the period	38	47	53	38	53	43

Total undistributed retained earnings	18,340	14,183	15,317	18,340	15,317	9,555

The purpose and basis of appropriation to such reserves is described below:

Unrealized income reserve — this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.

Expansion reserve — this is a general reserve for expansion of our activities.

Legal reserve — this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of capital stock all determined under Brazilian GAAP.

Fiscal incentive investment reserve — this reserve results from an option to designate a portion of income tax otherwise payable for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve basically contemplates income tax incentives (Note 6).

Basic and diluted earnings per share
Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended (unaudited)
	December 31,	September 30,	December 31,	As of December 31,
	2008	2008	2007	2008	2007	2006
Net income for the period	1,367	4,821	2,573	13,218	11,825	6,528

Interest attributed to preferred convertible notes	(15)	(8)	(8)	(46)	(16)	—
Interest attributed to common convertible notes	(32)	(16)	(18)	(96)	(37)	—

Net income for the period adjusted	1,320	4,797	2,547	13,076	11,772	6,528

Basic and diluted earnings per share

Income available to preferred stockholders	507	1,850	978	5,027	4,552	2,568
Income available to common stockholders	791	2,866	1,524	7,823	7,092	3,960
Income available to convertible notes linked to preferred shares	8	28	16	78	45	—
Income available to convertible notes linked to common shares	14	53	29	148	83	—
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,042,341	1,976,727	1,889,175	1,946,454	1,889,171	1,908,852
Weighted average number of shares outstanding (thousands of shares) — common shares	3,185,750	3,063,752	2,943,216	3,028,817	2,943,216	2,943,216
Treasury preferred shares linked to mandatorily convertible notes	30,295	30,295	30,295	30,295	18,478	—
Treasury common shares linked to mandatorily convertible notes	56,582	56,582	56,582	56,582	34,510	—

Total	5,314,968	5,127,356	4,919,268	5,062,148	4,885,375	4,852,068

Earnings per preferred share	0.25	0.94	0.52	2.58	2.41	1.35
Earnings per common share	0.25	0.94	0.52	2.58	2.41	1.35
Earnings per convertible notes linked to preferred share (*)	0.76	1.19	0.79	4.09	3.30	—
Earnings per convertible notes linked to common share (*)	0.81	1.25	0.85	4.29	3.51	—

(*)	Basic earnings per share only, as dilution assumes conversion.
Had the conversion of the convertible notes been included in the calculation of diluted earnings per share they would have generated the following dilutive effect as shown below:

	Three-month period ended (unaudited)
	December 31,	September 30,	December 31,	As of December 31,
	2008	2008	2007	2008	2007	2006

Income available to preferred stockholders	530	1,885	1,002	5,151	4,613	—
Income available to common stockholders	837	2,936	1,571	8,067	7,212	—
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,072,636	2,007,022	1,919,470	1,976,749	1,907,649	—
Weighted average number of shares outstanding (thousands of shares) — common shares	3,242,332	3,120,334	2,999,798	3,085,399	2,977,726	—
Earnings per preferred share	0.26	0.94	0.52	2.61	2.42	—
Earnings per common share	0.26	0.94	0.52	2.61	2.42	—
17	Other cumulative comprehensive income (deficit)

	Three-month period ended (unaudited)
	December 31,	September 30,	December 31,	As of December 31,
	2008	2008	2007	2008	2007	2006
Comprehensive income (deficit) is comprised as follows:
Net income	1,367	4,821	2,573	13,218	11,825	6,528
Cumulative translation adjustments	(7,489)	(6,835)	337	(12,822)	2,968	1,228
Unrealized gain (loss) — available-for-sale securities, net of tax	96	(190)	(18)	(194)	(60)	144
Surplus (deficit) accrued pension plan	259	(468)	(465)	(120)	(278)	(107)
Cash flow hedge	(28)	20	6	(29)	29	—

Total comprehensive income (deficit)	(5,795)	(2,652)	2,433	53	14,484	7,793

Tax effect on other comprehensive income allocated to each component

Unrealized gain (loss) — available-for-sale securities, net of tax
Gross balance as of the period end	42	(105)	271	42	271	395
Tax (expense) benefit	(25)	26	(60)	(25)	(60)	(124)

Net balance as of the period end	17	(79)	211	17	211	271

Surplus accrued pension plan
Gross balance as of the period end	(76)	(415)	134	(76)	134	540
Tax (expense) benefit	31	111	(59)	31	(59)	(187)

Net balance as of the period end	(45)	(304)	75	(45)	75	353

18	Pension plans
Since 1973 we sponsor a supplementary social security plan with characteristics of a defined benefit plan (the “Old Plan”) covering substantially all Brazilian employees, with benefits calculated based on years of service, age, contribution salary and supplementary social security benefits. This plan is administered by Fundação Vale do Rio Doce de Seguridade Social – VALIA and was funded by monthly contributions made by us and our employees, calculated based on periodic actuarial appraisals.
In May 2000, we implemented a new supplementary social security plan with characteristics of defined contribution, which complements the earnings of programmed retirements. The plan offers benefits to cover death, physical invalidity, and sickness, with defined benefit characteristics. Brazilian employees could opt to migrate to the “New Plan” (a Benefit Mix Plan – Vale Mais) which was taken up by over 98% of our employees. The Old Plan will continue in existence, covering almost exclusively retired participants and their beneficiaries.
Additionally we provide supplementary payments to a specific group of former Brazilian employees, in addition to the regular benefits from Valia. The plan provides represents a postretirement health care, dental and pharmaceutical benefits.
Upon the acquisition of Inco, we assumed benefits through defined benefit pension plans that cover essentially all its employees and post retirement benefits other than pensions that also provide certain health care and life insurance benefits for retired employees.
The following information details the status of the defined benefit elements of all plans in accordance with SFAS 132 “Employers’ Disclosure about Pensions and Other Post retirement Benefits” and SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, as amended.
(a)	Change in benefit obligation

	As of December 31,
	2008			2007
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Benefit obligation at beginning of year	3,178	4,436	1,671	2,531	3,743	1,287
Liability recognized upon consolidation of Inco	—	—	—	—	100	213
Service cost	11	60	25	9	61	20
Interest cost	309	245	85	306	229	78
Plan amendment	—	16	—	—	4	—
Benefits paid	(283)	(291)	(70)	(301)	(279)	(63)
Effect of exchange rate changes	(779)	(775)	(272)	526	607	215
Actuarial loss (gain)	(12)	(660)	(370)	107	(29)	(79)

Benefit obligation at end of year	2,424	3,031	1,069	3,178	4,436	1,671

We use a measurement date of December 31 for our pension and post retirement benefit plans.
(b)	Change in plan assets

	As of December 31,
	2008			2007
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of plan assets at beginning of year	4,187	3,762	10	3,508	3,078	4
Actual return on plan assets	57	(603)	1	250	85	1
Employer contributions	41	272	70	33	372	67
Benefits paid	(283)	(291)	(70)	(301)	(279)	(63)
Effect of exchange rate changes	(959)	(633)	(2)	697	506	1

Fair value of plan assets at end of year	3,043	2,507	9	4,187	3,762	10

Plan assets at December 31, 2008 include US$ 188 (US$ 693 at December 31, 2007) and US$ 53 (US$ 73 at December 31, 2007) of portfolio investments in our own shares and debentures, respectively, and US$ 44 (US$ 48 at December 31, 2007) and US$ nil (US$ nil at December 31, 2007) of shares of related parties and debentures, as well. They also include US$ 2,472 of Brazilian Federal Government securities (US$ 1,116 at December 31, 2007) and US$ 347 of Canada Federal Government securities (US$ 475 at December 31, 2007).
(c)	Funded Status and Financial Position

	As of December 31,
	2008			2007
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Other assets	619	—	3	1,009	—	—
Current liabilities	—	38	64	—	54	77
Long-term liabilities	—	486	999	—	620	1,584

Funded status	619	524	1,060	1,009	674	1,661

(d)	Assumptions used (nominal terms)

	Brazil
	2008						2007
	Overfunded		Underfunded		Underfunded		Overfunded		Underfunded		Underfunded
	pension plans		pension plans		other benefits		pension plans		pension plans		other benefits
Discount rate	11.28	% p.a.	11.28	% p.a.	11.28	% p.a.	10.24	% p.a.	10.24	% p.a.	10.24	% p.a.
Expected return on plan assets	12.22	% p.a.	13.00	% p.a.	—		12.78	% p.a.	11.70	% p.a.	—
Rate of compensation increase — up to 47 years	7.12	% p.a.	—		—		7.12	% p.a.	—		—
Rate of compensation increase — over 47 years	4.00	% p.a.	—		—		4.00	% p.a.	—		—
Inflation	4.00	% p.a.	4.00	% p.a.	4.00	% p.a.	4.00	% p.a.	4.00	% p.a.	4.00	% p.a.
Health care cost trend rate	—		—		7.12	% p.a.	—		—		7.64	% p.a.

	Foreign
	2008
	Overfunded	Underfunded		Underfunded		Overfunded	Underfunded		Underfunded
	pension plans	pension plans		other benefits		pension plans	pension plans		other benefits
Discount rate	—	5.58	% p.a.	7.32	% p.a.	—	5.21	% p.a.	5.55	% p.a.
Expected return on plan assets	—	6.99	% p.a.	7.35	% p.a.	—	7.18	% p.a.	7.50	% p.a.
Rate of compensation increase — up to 47 years	—	4.12	% p.a.	3.58	% p.a.	—	4.01	% p.a.	3.58	% p.a.
Rate of compensation increase — over 47 years	—	4.12	% p.a.	3.58	% p.a.	—	4.01	% p.a.	3.58	% p.a.
Inflation	—	2.00	% p.a.	2.00	% p.a.	—	2.00	% p.a.	2.00	% p.a.
Health care cost trend rate	—	—		6.19	% p.a.	—	—		6.35	% p.a.

(e)	Investment targets and composition of plan assets
•	Overfunded pension plans
The fair value of the Brazil overfunded pension plan assets is US$ 3,043 and US$ 4,187 at December 31, 2008 and 2007, respectively. There are no foreign overfunded pension plans assets at the period end. The asset allocation for these plans at December 31, 2008 and 2007, and the target allocation for 2009, by asset category, follows:

	Percentage of plan assets Brazil
		At December 31,
	Target for 2009	2008	2007
	(Unaudited)

Equity securities	26%	20%	29%
Real estate	6%	4%	4%
Loans	7%	6%	4%
Fixed Income	61%	70%	63%

Total	100%	100%	100%

•	Underfunded pension plans
The fair value of the underfunded pension plan assets is US$ 146 and US$ 146 at the end of 2008 and 2007, respectively, for Brazilian plans and US$ 2,361 and US$ 3,616 at the end of 2008 and 2007, respectively, for foreign plans. The asset allocation for these plans at the end of 2008 (Brazil and foreign) and 2007 (Brazil and foreign), and the target allocation for 2009, by asset category, follows:

	Percentage of plan assets Brazil
		At December 31,
	Target for 2009	2008	2007
	(Unaudited)

Loans	0%	0%	5%
Fixed Income	100%	100%	95%

Total	100%	100%	100%

	Percentage of plan assets Foreign
		At December 31,
	Target for 2009	2008	2007

Equity securities	61%	54%	61%
Fixed Income	39%	46%	39%

Total	100%	100%	100%

The asset allocation policy follows the asset class targets determined by our ALM – Asset Allocation Modelling. The fixed income asset allocation target for the Brazilian plans was established in order to surpass the benefit obligation and to be used for the payment of short-term plans. The proposal for 2009 is to increase the investments in inflation-indexed bonds.
The target for equity securities of these plans reflects the expected appreciation of the Brazilian stock markets and its expected long term return.
The asset allocation policy for the foreign plans of 39% fixed income and 61% equity securities, approximates the policy mix through a rebalancing policy.
•	Underfunded other benefits
The fair value of the foreign underfunded other benefit assets is US$ 9 and US$ 10 at the end of 2008 and 2007, respectively. There are no Brazilian underfunded other benefit assets in our postretirement benefit other than pensions at the period end.

The asset allocation for these benefits at the end of 2008 and target allocation for 2009, by asset category, follows:

	Percentage of plan assets Foreign
		At December 31,
	Target for 2009	2008	2007
	(Unaudited)

Equity securities
Fixed Income	61%	61%	61%
Total	39%	39%	39%

	100%	100%	100%

The asset allocation policy is the same for the foreign underfunded pension plan.
(f)	Pension costs

	Three-month period ended (unaudited)
	December 31, 2008
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	3	13	5
Interest cost on projected benefit obligation	86	53	21
Expected return on assets	(143)	(57)	(5)
Amortization of initial transition obligation	4	(2)	6
Net deferral	(1)	11	(2)

Net periodic pension cost	(51)	18	25

	Three-month period ended (unaudited)
	September 30, 2008
	Overfunded	Underfunded	Underfunded other
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	3	15	6
Interest cost on projected benefit obligation	87	66	21
Expected return on assets	(145)	(63)	—
Amortization of initial transition obligation	4	2	(2)
Net deferral	(2)	—	—

Net periodic pension cost	(53)	20	25

	Three-month period ended (unaudited)
	December 31, 2007
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	3	18	6
Interest cost on projected benefit obligation	110	76	26
Expected return on assets	(205)	(73)	(4)
Amortization of initial transition obligation	5	—	—
Net deferral	(6)	—	—

Net periodic pension cost	(93)	21	28

	As of December 31,
	2008			2007
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	11	60	25	9	61	20
Interest cost on projected benefit obligation	309	245	85	306	229	78
Expected return on assets	(515)	(253)	(5)	(570)	(247)	(4)
Amortization of initial transition obligation	15	—	—	14	—	—
Net deferral	(5)	11	(2)	(17)	—	—

Net periodic pension cost	(185)	63	103	(258)	43	94

(g)	Expected contributions and benefits

Employer contributions expected for 2009 are US$ 338.

The benefit payments, which reflect future service, are expected to be made as follows:

	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	Total

2009	195	262	68	525
2010	197	263	72	532
2011	199	261	76	536
2012	200	260	79	539
2013	201	256	82	539
2014 and thereafter	1,011	1,265	412	2,688
(h)	Accumulated benefit obligation

	2008			2007
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits

Accumulated benefit obligation	2,415	2,955	1,069	3,166	4,293	1,671
Projected benefit obligation	2,424	3,031	1,069	3,178	4,436	1,671
Fair value of plan assets	(3,043)	(2,507)	(9)	(4,187)	(3,762)	(10)
(i)	Impact of 1% variation in assumed health care cost trend rate

	1% increase		1% decrease
	2008	2007	2008	2007

Accumulated postretirement benefit obligation (APBO)	134	261	(110)	(201)
Interest and service costs	18	15	(14)	(12)
(j)	Other Cumulative Comprehensive Income (Deficit)

	As of December 31,
	2008			2007
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Net transition assets	(16)	—	—	(24)	—	—
Net actuarial loss / (gain)	(240)	(206)	282	(6)	(34)	97
Effect of exchange rate changes	(18)	10	3	94	(7)	(2)
Deferred income tax	94	83	(106)	(22)	14	(35)

Amounts recognized in other cumulative comprehensive income (deficit)	(180)	(113)	179	42	(27)	60

(k)	Change in Other Cumulative Comprehensive Income (Deficit)

	As of December 31,
	2008			2007
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Net transition obligation / (asset) not yet recognized in NPPC at beginning of period	(31)	—	—	(38)	—	—
Net actuarial loss / (gain) not yet recognized in NPPC at beginning of period	94	(41)	(14)	491	(33)	(11)
Deferred income tax at beginning of period	(21)	14	5	(154)	11	4

Effect of initial recognition of cumulative comprehensive Income (deficit)	42	(27)	(9)	299	(22)	(7)
Change in the period
Amortization of net transition obligation / (asset)	15	—	—	14	—	—
Amortization of net actuarial loss / (gain)	(6)	—	—	(17)	—	—
Total net actuarial loss / (gain) arising during period	(328)	(165)	296	(480)	(1)	108
Effect of exchange rate changes	(18)	10	3	94	(7)	(2)
Deferred income tax	115	69	(111)	132	3	(39)

Total recognized in other cumulative comprehensive income (deficit)	(180)	(113)	179	42	(27)	60

(l)	Net periodic pension cost for 2009

	As of December 31,
	2009
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost	9	41	17
Interest cost	263	240	85
Expected return on plan assets	(362)	(195)	(1)
Net transition obligation / (asset) amortization	12	—	—
Net prior service cost / (credit) amortization	—	3	—
Net actuarial loss / (gain) amortization	—	1	(23)

	(78)	90	78

19	Long-term incentive compensation plan

In 2008, the Board of Directors approved a long-term incentive compensation plan, which was implemented in April 2008, over a three-year cycle (2008 to 2010).

Under the terms of the plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonus to the plan. The allocation is applied to purchase preferred shares of Vale, through a predefined financial institution, at market conditions and with no benefit provided by Vale.

The shares purchased by each executive are unrestricted and may, at the participant’s discretion, be sold at any time. However, the shares must be held for a three-year period and the executive must be continually employed by Vale during that period. The participant then becomes entitled to receive from Vale, a cash payment equivalent to the total amount of shares held, based on market rates.

We account for the compensation cost provided to our executives under this long-term incentive compensation plan, following the requirements of FAS 123(R) “Accounting for Stock-Based Compensation”. Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At December, 2008, we recognized a long-term liability of US$ 7, relating to 711,005 shares, through the Statements of Income.

20	Commitments and contingencies

(a)
We provided certain guarantees on behalf of the Goro Project pursuant to which we guaranteed payments due from Goro of up to a maximum amount of US$ 100 (“Maximum Amount”) in connection with an indemnity. We also provided additional guarantees covering the amounts payable by Goro regarding (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts under lease agreements.

Sumic Nickel Netherlands B.V. — Sumic, a 21% shareholder of Goro, has a put option to sell to Vale Inco 25%, 50%, or 100% of its share in Goro. The put option can be exercised if the defined cost of the initial Goro project exceeds US$ 4,200 at project rates and an agreement cannot be reached on how to proceed with the project.

We provided guarantees covering certain termination payments by Goro to a supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the Goro nickel-cobalt project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA occurs as a result of a default by Goro and the date of such early termination. If Goro defaults under the ESA prior to the anticipated start date for electricity supply, the termination payment, which currently is at its maximum amount, would be $ 145 million. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

(b)
We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the amounts recognized are sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	December 31, 2008		December 31, 2007
	Provision for		Provision for
	contingencies	Judicial deposits	contingencies	Judicial deposits
Labor and social security claims	458	378	519	372
Civil claims	386	242	311	135
Tax — related actions	828	518	1,605	613
Others	13	3	18	4

	1,685	1,141	2,453	1,124

Labor and social security — related actions principally comprise claims by Brazilian employees and former employees for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.
Civil — actions principally related to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past Government economic plans during which full inflation indexation of contracts was not permitted, as well, as for accidents and land appropriations disputes.
Tax – tax-related actions principally comprise challenges initiated by us, on certain taxes on revenues and value added taxes and uncertain tax positions. We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.
Judicial deposits are made by us following the court requirements, in order to be entitled to either initiate or continue a legal action. These amounts are released to us, upon receipt of a final favorable outcome from the legal action; in the case of an unfavorable outcome, the deposits are transferred to the prevailing party.

Contingencies settled in 2008, 2007 and 2006 totaled US$148, US$331, US$424, respectively. Provisions recognized in the years ended December 31, 2008, 2007 and 2006, totaled US$213, US$364, US$439, respectively, classified as other operating expenses. During 2008, we reversed a provision of US$ 300 previously recognized, in connection with a favorable decision obtained for a process regarding income tax.
In addition to the contingencies for which we have made provisions we are defendants in claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible but not probable, in the total amount of US$ 2,476 at December 31, 2008, and for which no provision has been made (2007 – US$2,381).
(c)
At the time of our privatization in 1997, we issued shareholder revenue interest instruments known in Brazil as “debentures participativas” (debentures) to our then-existing shareholders, including the Brazilian Government. The terms of the debentures, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we could be able to derive from exploiting our mineral resources.

In preparation for the issuance of the debentures, we issued series B preferred shares on a one-for-one basis to all holders of our common shares and series A preferred shares. We then exchanged all of the series B shares for the debentures at par value. The debentures are not redeemable or convertible, and do not trade on a stapled basis or otherwise with our common or preferred shares. During 2002 we registered the debentures with the Brazilian Securities Commissions (CVM) in order to permit trading.

Under the terms of the debentures, holders will have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax) from certain identified mineral resources that we owned as of May 1997, to the extent that we exceed defined threshold production volumes of these resources, and from the sale of mineral rights that we owned as of May 1997. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted at which time we are required to repay the original par value plus accrued interest. Based on current production levels, and estimates for new projects, we began payments relating to copper resources in 2004 and expect to start payments relating to iron ore resources from approximately 2013 for our Northern System and 2018 for our South steam System in Brazil, and payments related to other mineral resources at the end of the current decade.

The table below summarizes the amounts we will be required to pay under the debentures based on the net revenues we earn from the identified mineral resources and the sale of mineral rights.

Area	Mineral	Required Payments by CVRD

South steam System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.7 billion tons.
Northern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.2 billion tons.
Pojuca, Andorinhas, Liberdade and Sossego	Gold and copper	2.5% of net revenue from the beginning of commercialization.
Igarapé Bahia and Alemão	Gold and copper	2.5% of net revenue, after total sales from May 1997 exceeds 70 tons of gold.
Other areas, excluding Carajás / Serra Leste	Gold	2.5% of net revenue.
Other areas owned as of May 1997	Other minerals	1% of net revenue, 4 years after the beginning of the commercialization.
All areas	Sale of mineral rights owned as of May 1997	1% of the sales price.
In September 2008 and April 2008 we paid remuneration on these debentures of US$ 6 and US$ 5, respectively. During 2007 we paid a total of US$11.

(d)
We are committed under a take-or-pay agreement to purchase approximately 32,300 thousand metric tons of bauxite from Mineração Rio do Norte S.A. — MRN at a formula driven price, calculated based on the current London Metal Exchange — LME quotation for aluminum. Based on a market price of US$ 32,26 per metric ton as of December 31, 2008, this arrangement represents the following total commitment per metric ton as of December 31, 2008:

2009	281
2010	191
2011	187
2012	190
2013	192

1,041

(e)	Description of Leasing Arrangements

Part of our railroad operations include leased facilities. The 30-year lease, renewable for a further 30 years, expires in August, 2026 and is classified as an operating lease. At the end of the lease term, we are required to return the concession and the lease assets. In most cases, management expects that in the normal course of business, leases will be renewed.

The following is a schedule by year of future minimum rental payments required under the railroad operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2008:

Year ending December 31:
2009	53
2010	53
2011	53
2012	54
2013 thereafter	714

Total minimum payments required	927

The total expenses of operating leases for the years ended December 31, 2008, 2007 and 2006 was US$ 53, US$ 62 and US$ 48, respectively.
During 2008, we entered into operating lease agreements with our joint ventures Nibrasco, Itabrasco and Kobrasco, under wich we leased four pellet plants. The lease terms are from 5 to 30 years.
The following is a schedule by year of future minimum rental payments required under the pellet plants operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2008:

Year ending December 31:
2009	81
2010	81
2011	81
2012	81
2013 thereafter	987

Total	1,311

(f)	Asset retirement obligations:

We use various judgments and assumptions when measuring our asset retirement obligations.

Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

The changes in the provisions for asset retirement obligations are as follows:

	Three-month period ended (unaudited)
	December 31,	September 30,	December 31,	As of December 31,
	2008	2008	2007	2008	2007
Beginning of period	1,000	1,101	859	975	676
Accretion expense	50	45	23	164	84
Liabilities settled in the current period	(2)	(1)	(8)	(7)	(15)
Revisions in estimated cash flows	(45)	—	83	(47)	83
Cumulative translation adjustment	(116)	(145)	18	(198)	147

End of period	887	1,000	975	887	975

21	Other expenses

The line item “Other operating expenses” totaled US$ 1,254 in 2008 (US$ 607 in 2007). During the last quarter of 2008 we recognized certain expenses considered to be one off events which substantially caused the increase in 2008 as compared to 2007. The most significant items recognized during the last quarter of 2008 in this respect were: (i) a US$ 204 expense relating to additional payment relating to tax assessments on transportation services, (ii) inventory market value write-down of US$ 77, and (iii) write-off of intangible asset (patent right) in the amount of US$ 65.

22	Fair Value disclosure of Financial Assets and Liabilities

In September 2006, the FASB issued SFAS N. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

In February 2007, the FASB issued SFAS N. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement N. 115”. SFAS N. 159 permits the choice of measuring financial instruments and certain other items at fair value. SFAS N. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

On January 1, 2008, the Company adopted SFAS N. 159 and elected not to apply the provisions of SFAS No. 159 to its eligible financial assets and financial liabilities on the date of adoption. Accordingly, the initial application of both SFAS N. 157 and SFAS N. 159 had no effect on the Company.

Under SFAS N. 157, the inputs used to measure fair value must be classified into one of three level as follows:

Level 1 — Quoted prices in an active market for identical assets or liabilities;
Level 2 — Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and
Level 3 — Assets and liabilities whose significant value drivers are unobservable.
The valuation of assets measured at fair value in the Company’s Consolidated Balance Sheet at December 31, 2008 is summarized below:

		Fair Value Measurements
		Quoted prices in active
		markets for identical	Significant Other	Significant
	Fair value December 31,	assets or liabilities,	Observable Inputs	unobservable inputs
	2008	(Level 1)	(Level 2)	(Level 3)
Available-for-sale securities	2,408	2,408	—	—
Unrealized losses on derivatives	(539)	—	(539)	—
Other financial liabilities	(380)	—	(380)	—
Our long-term debt is reported at amortized costs, however its fair value measurements at December 31, 2008 are as follows:

	Carrying amount	Fair Value	Level 1	Level 2	Level 3

Long-term debt (less interests)	17,857	16,635	7,833	8,802	—
The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments.
The market value of our listed long-term investments, where available, is disclosed in Note 12.
23	Segment and geographical information

We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as our Brazilian Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous — comprises the production of non-ferrous minerals, including nickel (co-products and by-products), potash, kaolin, copper and aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Others — comprises our investments in joint ventures and affiliates engaged in other businesses.
Information presented to senior management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.
Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (Aggregated)

	Three-month period ended (unaudited)
	December 31, 2008							September 30, 2008							December 31, 2007
		(*) Non							(*) Non							(*) Non
	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Foreign	7,540	1,416	1,001	6	212	(3,848)	6,327	11,577	2,536	1,122	14	203	(5,615)	9,837	5,904	2,978	841	22	87	(2,863)	6,969
Gross revenues — Domestic	685	71	179	303	53	(176)	1,115	1,601	133	261	491	66	(267)	2,285	1,116	113	217	388	1	(392)	1,443
Cost and expenses	(5,764)	(1,515)	(929)	(217)	(165)	4,024	(4,566)	(8,202)	(1,567)	(1,143)	(328)	(185)	5,882	(5,543)	(4,895)	(1,795)	(907)	(275)	(113)	3,255	(4,730)
Research and development	(107)	(112)	—	(17)	(59)	—	(295)	(92)	(122)	—	(31)	(86)	—	(331)	(84)	(92)	—	(26)	(60)	—	(262)
Depreciation, depletion and amortization	(171)	(318)	(38)	(26)	(15)	—	(568)	(270)	(353)	(47)	(34)	(9)	—	(713)	(262)	(404)	(36)	(29)	(6)	—	(737)
Impairment	—	(950)	—	—	—	—	(950)	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Operating income	2,183	(1,408)	213	49	26	—	1,063	4,614	627	193	112	(11)	—	5,535	1,779	800	115	80	(91)	—	2,683
Financial income	883	154	10	3	1	(804)	247	923	201	12	3	—	(862)	277	653	227	5	1	1	(829)	58
Financial expenses	(825)	(309)	(18)	(10)	(41)	804	(399)	(954)	(360)	(11)	(1)	7	862	(457)	(906)	(462)	(37)	(10)	33	829	(553)
Gains (losses) on derivatives, net	(635)	(15)	64	—	—	—	(586)	(639)	16	36	—	—	—	(587)	149	110	67	—	—	—	326
Foreign exchange and monetary gains (losses), net	35	25	(206)	12	(107)	—	(241)	(102)	4	(185)	(41)	3	—	(321)	246	70	38	(5)	(45)	—	304
Gain on sale of investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	80	(38)	22	93	(32)	—	125	175	—	18	47	50	—	290	63	5	21	40	7	—	136
Income taxes	968	203	12	4	(2)	—	1,185	190	(74)	9	19	—	—	144	(298)	104	(30)	(2)	10	—	(216)
Minority interests	(6)	(6)	(20)	—	5	—	(27)	(14)	(38)	(20)	—	12	—	(60)	4	(86)	(72)	—	(11)	—	(165)

Net income	2,683	(1,394)	77	151	(150)	—	1,367	4,193	376	52	139	61	—	4,821	1,690	768	107	104	(96)	—	2,573

Sales classified by geographic destination:
Foreign market
America, except United States	335	116	348	—	—	(271)	528	601	216	322	—	—	(432)	707	417	468	139	—	—	(240)	784
United States	44	259	108	—	9	(70)	350	313	406	93	—	—	(155)	657	102	517	145	—	24	(116)	672
Europe	2,715	464	353	(2)	—	(1,639)	1,891	3,714	735	478	12	8	(1,933)	3,014	1,949	636	378	22	—	(1,044)	1,941
Middle East/Africa/Oceania	543	15	50	—	54	(304)	358	605	56	58	—	61	(303)	477	204	134	45	—	63	(138)	308
Japan	1,609	230	142	—	74	(703)	1,352	1,304	323	158	—	98	(573)	1,310	551	392	134	—	—	(226)	851
China	1,240	127	—	8	—	(420)	955	3,926	223	13	2	4	(1,686)	2,482	1,958	400	—	—	—	(817)	1,541
Asia, other than Japan and China	1,054	205	—	—	75	(441)	893	1,114	577	—	—	32	(533)	1,190	723	431	—	—	—	(282)	872

	7,540	1,416	1,001	6	212	(3,848)	6,327	11,577	2,536	1,122	14	203	(5,615)	9,837	5,904	2,978	841	22	87	(2,863)	6,969

Domestic market	685	71	179	303	53	(176)	1,115	1,601	133	261	491	66	(267)	2,285	1,116	113	217	388	1	(392)	1,443

	8,225	1,487	1,180	309	265	(4,024)	7,442	13,178	2,669	1,383	505	269	(5,882)	12,122	7,020	3,091	1,058	410	88	(3,255)	8,412

(*)	Other than Aluminum.

Operating segment — after eliminations (Disaggregated)

	As of and for the three-month period ended (unaudited)
	December 31, 2008
											Property,	Addition to
											Plant and	Property,
											Equipment,	Plant and
								Depreciation,			Net and	Equipment
	Revenues			Value	Net	Cost and		depletion and		Operating	Intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	Impairment	income	Assets	Intangible	Investments
Ferrous
Iron ore	3,105	431	3,536	(64)	3,472	(1,497)	1,975	(147)	—	1,828	14,595	1,360	47
Pellets	914	114	1,028	(25)	1,003	(522)	481	(19)	—	462	645	76	708
Manganese	19	5	24	(4)	20	(17)	3	—	—	3	18	1	—
Ferroalloys	92	83	175	(21)	154	(69)	85	(3)	—	82	166	18	—
Pig iron	—	—	—	—	—	—	—	—	—	—	144	116	—

	4,130	633	4,763	(114)	4,649	(2,105)	2,544	(169)	—	2,375	15,568	1,571	755

Non ferrous
Nickel and other products (*)	1,111	7	1,118	—	1,118	(1,298)	(180)	(295)	(950)	(1,425)	21,729	1,233	53
Potash	—	23	23	(2)	21	(15)	6	(1)	—	5	159	35	—
Kaolin	35	10	45	(2)	43	(40)	3	(5)	—	(2)	199	2	—
Copper concentrate	73	30	103	(6)	97	(285)	(188)	(17)	—	(205)	3,543	89	—
Aluminum products	713	66	779	(3)	776	(543)	233	(38)	—	195	3,831	115	140

	1,932	136	2,068	(13)	2,055	(2,181)	(126)	(356)	(950)	(1,432)	29,461	1,474	193

Logistics
Railroads	—	240	240	(40)	200	(152)	48	(22)	—	26	1,431	10	326
Ports	—	70	70	(10)	60	(41)	19	(4)	—	15	1,441	113	—
Ships	—	—	—	—	—	—	—	—	—	—	374	342	94

	—	310	310	(50)	260	(193)	67	(26)	—	41	3,246	465	420
Others	265	36	301	(10)	291	(195)	96	(17)	—	79	1,054	179	1,040

	6,327	1,115	7,442	(187)	7,255	(4,674)	2,581	(568)	(950)	1,063	49,329	3,689	2,408

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	As of and for the three-month period ended (unaudited)
	September 30, 2008
										Property,	Addition to
										Plant and	Property,
										Equipment,	Plant and
								Depreciation,		Net and	Equipment
	Revenues			Value	Net	Cost and		depletion and	Operating	Intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Assets	Intangible	Investments
Ferrous
Iron ore	5,149	1,026	6,175	(142)	6,033	(2,075)	3,958	(239)	3,719	16,139	708	56
Pellets	1,095	317	1,412	(75)	1,337	(746)	591	(25)	566	1,273	(2)	848
Manganese	101	18	119	(6)	113	(20)	93	(1)	92	79	1	—
Ferroalloys	212	152	364	(39)	325	(141)	184	(4)	180	137	11	—
Pig iron	60	—	60	—	60	(21)	39	—	39	176	5	—

	6,617	1,513	8,130	(262)	7,868	(3,003)	4,865	(269)	4,596	17,804	723	904

Non ferrous
Nickel and other products (*)	1,933	12	1,945	—	1,945	(1,107)	838	(314)	524	23,355	555	93
Potash	—	103	103	(5)	98	(36)	62	(5)	57	130	2	—
Kaolin	46	11	57	(2)	55	(56)	(1)	(11)	(12)	232	(5)	—
Copper concentrate	244	6	250	(1)	249	(153)	96	(22)	74	1,838	73	—
Aluminum products	767	122	889	(25)	864	(675)	189	(49)	140	4,391	24	126

	2,990	254	3,244	(33)	3,211	(2,027)	1,184	(401)	783	29,946	649	219

Logistics
Railroads	—	386	386	(64)	322	(207)	115	(26)	89	1,696	75	289
Ports	—	87	87	(14)	73	(65)	8	(9)	(1)	1,637	44	—
Ships	—	—	—	—	—	—	—	—	—	33	1	109

	—	473	473	(78)	395	(272)	123	(35)	88	3,366	120	398
Others	230	45	275	(10)	265	(189)	76	(8)	68	3,346	61	1,152

	9,837	2,285	12,122	(383)	11,739	(5,491)	6,248	(713)	5,535	54,462	1,553	2,673

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	As of and for the three-month period ended (unaudited)
	December 31, 2007
										Property,	Addition to
										Plant and	Property,
										Equipment,	Plant and
								Depreciation,		Net and	Equipment
	Revenues			Value	Net	Cost and		depletion and	Operating	Intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Assets	Intangible	Investments
Ferrous
Iron ore	2,818	531	3,349	(74)	3,275	(1,522)	1,753	(222)	1,531	17,031	958	60
Pellets	524	202	726	(46)	680	(490)	190	(26)	164	754	31	741
Manganese	21	8	29	(1)	28	(21)	7	(2)	5	79	1	—
Ferroalloys	181	102	283	(26)	257	(137)	120	(8)	112	168	12	—
Pig iron	24	—	24	—	24	(22)	2	—	2	198	6	—

	3,568	843	4,411	(147)	4,264	(2,192)	2,072	(258)	1,814	18,230	1,008	801

Non ferrous
Nickel and other products (*)	2,480	11	2,491	—	2,491	(1,398)	1,093	(370)	723	23,668	705	299
Potash	—	58	58	(3)	55	(35)	20	(7)	13	218	6	—
Kaolin	62	12	74	(2)	72	(40)	32	(10)	22	295	2	—
Copper concentrate	175	28	203	(6)	197	(146)	51	(21)	30	1,841	86	—
Aluminum products	586	86	672	(24)	648	(492)	156	(37)	119	4,448	281	184

	3,303	195	3,498	(35)	3,463	(2,111)	1,352	(445)	907	30,470	1,080	483

Logistics
Railroads	—	322	322	(52)	270	(194)	76	(23)	53	1,735	462	342
Ports	11	56	67	(9)	58	(52)	6	(6)	—	1,371	58	—
Ships	—	—	—	—	—	—	—	—	—	36	—	107

	11	378	389	(61)	328	(246)	82	(29)	53	3,142	520	449
Others	87	27	114	(6)	108	(194)	(86)	(5)	(91)	2,783	139	1,189

	6,969	1,443	8,412	(249)	8,163	(4,743)	3,420	(737)	2,683	54,625	2,747	2,922

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	As of and for the year ended December 31,
	2008							2007							2006
		(*) Non							(*) Non							(*) Non
	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated
RESULTS

Gross revenues — Foreign	33,369	9,752	3,916	51	588	(15,842)	31,834	21,126	13,338	3,506	61	242	(10,437)	27,836	15,729	4,199	3,125	67	54	(7,029)	16,145

Gross revenues — Domestic	4,342	491	850	1,640	234	(882)	6,675	3,865	487	751	1,519	1	(1,344)	5,279	2,738	277	474	1,373	7	(651)	4,218
Cost and expenses	(24,143)	(5,838)	(3,948)	(1,097)	(617)	16,724	(18,919)	(16,882)	(7,301)	(3,307)	(983)	(310)	11,781	(17,002)	(12,004)	(3,301)	(2,597)	(970)	(56)	7,680	(11,248)
Research and development	(338)	(380)	—	(101)	(266)	—	(1,085)	(175)	(329)	—	(39)	(190)	—	(733)	(123)	(166)	—	(10)	(182)	—	(481)
Depreciation, depletion and amortization	(1,021)	(1,452)	(171)	(128)	(35)	—	(2,807)	(917)	(1,039)	(110)	(103)	(17)	—	(2,186)	(632)	(219)	(66)	(76)	(4)	—	(997)
Impairment	—	(950)	—	—	—	—	(950)	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Operating income	12,209	1,623	647	365	(96)	—	14,748	7,017	5,156	840	455	(274)	—	13,194	5,708	790	936	384	(181)	—	7,637
Financial income	3,048	768	30	10	1	(3,255)	602	2,514	578	17	9	25	(2,848)	295	789	97	20	28	2	(609)	327
Financial expenses	(3,479)	(1,431)	(59)	(15)	(36)	3,255	(1,765)	(4,008)	(1,152)	(166)	(17)	(14)	2,848	(2,509)	(1,526)	(172)	(107)	(8)	(18)	609	(1,222)
Gains (losses) on derivatives, net	(719)	(71)	(22)	—	—	—	(812)	854	(90)	153	—	—	—	917	(15)	86	(187)	—	—	—	(116)
Foreign exchange and monetary gains (losses), net	767	10	(275)	(32)	(106)	—	364	2,302	93	181	(15)	(2)	—	2,559	206	214	119	(11)	1	—	529
Gain on sale of investments	—	80	—	—	—	—	80	—	81	—	237	459	—	777	443	—	—	—	231	—	674
Equity in results of affiliates and joint ventures and investments	543	(38)	62	133	94	—	794	301	9	84	125	76	—	595	312	—	76	96	226	—	710
Income taxes	130	(626)	(71)	23	9	—	(535)	(1,959)	(1,005)	(231)	(16)	10	—	(3,201)	(976)	(250)	(187)	(18)	(1)	—	(1,432)
Minority interests	(8)	(151)	(105)	—	6	—	(258)	(31)	(444)	(326)	(1)	—	—	(802)	(157)	(190)	(232)	—	—	—	(579)

Net income	12,491	164	207	484	(128)	—	13,218	6,990	3,226	552	777	280	—	11,825	4,784	575	438	471	260	—	6,528

Sales classified by geographic destination:
Foreign market
America, except United States	1,805	1,051	1,164	1	—	(1,201)	2,820	1,449	1,555	850	23	—	(1,026)	2,851	1,249	438	726	30	—	(823)	1,620
United States	648	1,789	412	1	9	(392)	2,467	432	2,462	308	—	81	(318)	2,965	506	450	95	—	54	(237)	868
Europe	11,215	2,598	1,534	26	9	(5,933)	9,449	6,823	2,589	1,606	33	—	(3,716)	7,335	5,465	1,020	1,346	19	—	(2,667)	5,183
Middle East/Africa/Oceania	1,904	220	174	—	154	(952)	1,500	827	396	142	—	161	(412)	1,114	767	218	263	1	—	(239)	1,010
Japan	4,516	1,293	600	1	245	(1,918)	4,737	2,131	2,041	584	—	—	(929)	3,827	1,779	523	548	—	—	(662)	2,188
China	9,743	864	23	21	4	(3,949)	6,706	7,570	1,457	—	4	—	(3,168)	5,863	4,781	499	126	16	—	(1,716)	3,706
Asia, other than Japan and China	3,538	1,937	9	1	167	(1,497)	4,155	1,894	2,838	16	1	—	(868)	3,881	1,182	1,050	21	1	—	(684)	1,570

	33,369	9,752	3,916	51	588	(15,842)	31,834	21,126	13,338	3,506	61	242	(10,437)	27,836	15,729	4,198	3,125	67	54	(7,028)	16,145
Domestic market	4,342	491	850	1,640	234	(882)	6,675	3,865	487	751	1,519	1	(1,344)	5,279	2,738	277	474	1,373	7	(651)	4,218

	37,711	10,243	4,766	1,691	822	(16,724)	38,509	24,991	13,825	4,257	1,580	243	(11,781)	33,115	18,467	4,475	3,599	1,440	61	(7,679)	20,363

(*)	Other than Aluminum.

Operating segment — after eliminations (Disaggregated)

	As of and for the year ended December 31,
	2008
											Property,	Addition to
											Plant and	Property,
											Equipment,	Plant and
								Depreciation,			Net and	Equipment
	Revenues			Value	Net	Cost and		depletion and		Operating	Intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	Impairment	income	Assets	Intangible	Investments
Ferrous
Iron ore	15,102	2,673	17,775	(364)	17,411	(6,547)	10,864	(876)	—	9,988	14,595	3,645	47
Pellets	3,481	820	4,301	(189)	4,112	(2,394)	1,718	(112)	—	1,606	645	127	708
Manganese	221	45	266	(15)	251	(77)	174	(5)	—	169	18	3	—
Ferroalloys	704	507	1,211	(128)	1,083	(457)	626	(22)	—	604	166	32	—
Pig iron	146	—	146	—	146	(67)	79	(3)	—	76	144	122	—

	19,654	4,045	23,699	(696)	23,003	(9,542)	13,461	(1,018)	—	12,443	15,568	3,929	755

Non ferrous
Nickel and other products (*)	7,785	44	7,829	—	7,829	(4,425)	3,404	(1,323)	(950)	1,131	21,729	2,813	53
Potash	—	295	295	(16)	279	(120)	159	(19)	—	140	159	43	—
Kaolin	167	42	209	(9)	200	(213)	(13)	(32)	—	(45)	199	6	—
Copper concentrate	787	106	893	(22)	871	(683)	188	(77)	—	111	3,543	283	—
Aluminum products	2,681	361	3,042	(66)	2,976	(2,288)	688	(172)	—	516	3,831	440	140

	11,420	848	12,268	(113)	12,155	(7,729)	4,426	(1,623)	(950)	1,853	29,461	3,585	193

Logistics
Railroads	—	1,303	1,303	(205)	1,098	(749)	349	(103)	—	246	1,431	121	326
Ports	11	293	304	(39)	265	(198)	67	(26)	—	41	1,441	242	—
Ships	—	—	—	—	—	—	—	—	—	—	374	343	94

	11	1,596	1,607	(244)	1,363	(947)	416	(129)	—	287	3,246	706	420
Others	749	186	935	(30)	905	(703)	202	(37)	—	165	1,054	752	1,040

	31,834	6,675	38,509	(1,083)	37,426	(18,921)	18,505	(2,807)	(950)	14,748	49,329	8,972	2,408

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	As of and for the year ended December 31,
	2007
										Property,	Addition to
										Plant and	Property,
										Equipment,	Plant and
								Depreciation,		Net and	Equipment
	Revenues			Value	Net	Cost and		depletion and	Operating	Intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Assets	Intangible	Investments
Ferrous
Iron ore	9,873	2,035	11,908	(286)	11,622	(4,520)	7,102	(777)	6,325	17,031	2,496	60
Pellets	2,151	587	2,738	(132)	2,606	(1,860)	746	(87)	659	754	92	741
Manganese	48	21	69	(5)	64	(66)	(2)	(7)	(9)	79	2	—
Ferroalloys	445	274	719	(70)	649	(442)	207	(25)	182	168	22	—
Pig iron	81	—	81	—	81	(57)	24	(5)	19	198	34	—

	12,598	2,917	15,515	(493)	15,022	(6,945)	8,077	(901)	7,176	18,230	2,646	801

Non ferrous
Nickel and other products (*)	11,664	125	11,789	—	11,789	(6,077)	5,712	(927)	4,785	23,668	2,088	299
Potash	—	178	178	(10)	168	(108)	60	(23)	37	218	19	—
Kaolin	202	36	238	(9)	229	(228)	1	(33)	(32)	295	33	—
Copper concentrate	663	139	802	(30)	772	(456)	316	(64)	252	1,841	197	—
Aluminum products	2,418	304	2,722	(66)	2,656	(1,717)	939	(111)	828	4,448	856	184

	14,947	782	15,729	(115)	15,614	(8,586)	7,028	(1,158)	5,870	30,470	3,193	483

Logistics
Railroads	—	1,220	1,220	(199)	1,021	(636)	385	(88)	297	1,735	491	342
Ports	13	254	267	(46)	221	(177)	44	(22)	22	1,371	102	—
Ships	17	21	38	(3)	35	(44)	(9)	(3)	(12)	36	12	107

	30	1,495	1,525	(248)	1,277	(857)	420	(113)	307	3,142	605	449

Others	261	85	346	(17)	329	(474)	(145)	(14)	(159)	2,783	207	1,189

	27,836	5,279	33,115	(873)	32,242	(16,862)	15,380	(2,186)	13,194	54,625	6,651	2,922

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	As of and for the year ended December 31,
	2006
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	8,167	1,860	10,027	(271)	9,756	(4,060)	5,696	(528)	5,168	13,235	2,616	48
Pellets	1,590	389	1,979	(86)	1,893	(1,210)	683	(53)	630	593	110	529
Manganese	39	16	55	(3)	52	(97)	(45)	(4)	(49)	65	19	—
Ferroalloys	342	166	508	(43)	465	(443)	22	(19)	3	186	34	—

	10,138	2,431	12,569	(403)	12,166	(5,810)	6,356	(604)	5,752	14,079	2,779	577

Non ferrous
Nickel and other products (*)	2,786	16	2,802	—	2,802	(2,267)	535	(124)	411	17,193	483	222
Potash	—	143	143	(8)	135	(84)	51	(23)	28	178	16	—
Kaolin	188	30	218	(9)	209	(182)	27	(27)	—	249	19	—
Copper concentrate	690	89	779	(20)	759	(246)	513	(49)	464	1,386	150	—
Aluminum products	2,220	161	2,381	(37)	2,344	(1,354)	990	(65)	925	2,829	749	164

	5,884	439	6,323	(74)	6,249	(4,133)	2,116	(288)	1,828	21,835	1,417	386

Logistics
Railroads	—	1,011	1,011	(177)	834	(488)	346	(72)	274	720	95	222
Ports	15	246	261	(44)	217	(137)	80	(16)	64	222	12	—
Ships	52	52	104	(8)	96	(97)	(1)	(5)	(6)	45	2	—

	67	1,309	1,376	(229)	1,147	(722)	425	(93)	332	987	109	222

Others	56	39	95	(6)	89	(352)	(263)	(12)	(275)	1,106	126	1,168

	16,145	4,218	20,363	(712)	19,651	(11,017)	8,634	(997)	7,637	38,007	4,431	2,353

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

24	Related party transactions

Balances from transactions with major related parties are as follows:

	As of December 31,
	2008		2007
	Assets	Liabilities	Assets	Liabilities
AFFILIATED COMPANIES AND JOINT VENTURES
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	7	34	59	46
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	37	64	53	49
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	29	71	108	30
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	1	22	24	13
Baovale Mineração S.A.	2	20	16	41
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	18	—	34	—
Minas da Serra Geral S.A. — MSG	—	13	—	14
MRS Logística S.A.	8	219	11	35
Mineração Rio Norte S.A.	8	38	—	29
Samarco Mineração S.A.	10	—	10	o
Korea Nickel Corporation	38	—	9	—
Mitsui & CO, LTD	—	—	—	21
Others	32	24	24	10

	190	505	348	288

Current	190	414	345	287

Long-term	—	91	3	1

These balances are included in the following balance sheet classifications:

	As of December 31,
	2008		2007
	Assets	Liabilities	Assets	Liabilities
Current assets
Accounts receivable	137	—	281	—
Loans and advances to related parties	53	—	64	—
Other assets
Loans and advances to related parties	—	—	3	—
Current liabilities
Suppliers	—	302	—	281
Loans from related parties	—	112	—	6
Long-term debt	—	91	—	1

	190	505	348	288

Income and expenses from the principal transactions and financial operations carried out with major related parties are as follows:

	Year ended of December, 31
	2008		2007		2006
	Income	Expense	Income	Expense	Income	Expense
AFFILIATED COMPANIES AND JOINT VENTURES
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	105	393	386	328	363	292
Samarco Mineração S.A.	259	—	117	—	79	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	240	163	233	163	204	58
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	342	378	247	195	224	159
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	101	234	220	270	226	191
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	651	—	442	—	410	—
Valesul Alumínio S.A.	—	—	—	—	11	—
Mineração Rio Norte S.A.	—	249	—	232	—	234
Gulf Industrial Investment Company — GIIC	—	—	—	—	56	2
MRS Logística S.A.	9	829	17	593	14	516
Others	34	34	30	29	3	39

	1,741	2,280	1,692	1,810	1,590	1,491

These amounts are included in the following statement of income line items:

	Year ended of December, 31
	2008		2007		2006
	Income	Expense	Income	Expense	Income	Expense

Sales / Cost of iron ore and pellets	1,698	1,369	1,649	960	1,553	712
Revenues / expense from logistic services	25	624	17	593	13	516
Sales / Cost of aluminum products	—	249	—	232	11	234
Financial income/expenses	18	38	26	24	13	16
Others	—	—	—	1	—	13

	1,741	2,280	1,692	1,810	1,590	1,491

Additionally we have loans payable to Mitsui & Co, Ltd, Banco Nacional de Desenvolvimento Social and BNDES Participações S.A in the amounts of US$ 4, US$ 604 and US$ 305, accruing with interest at market rates, which fall due through 2013. We also maintan cash equivalent balances with Banco Bradesco S.A. in the amount of US$ 18 at December 31, 2008.

25	Derivative financial instruments

Risk Management Policy

We consider the effective management of risk a key objective to support our growth strategy and financial flexibility. In furtherance of this objective, the Board of Directors has established an enterprise risk management policy and a risk management committee. Under the policy, we measure, monitor, and manage risk at the portfolio level, using a single framework, and consider the natural diversification of our portfolio.

The risk management committee is responsible to the assist our executive officers in overseeing and reviewing information regarding our enterprise risk management activities including the principles, significant policies, risk management process and procedures and instruments employed to manage risk. The risk management committee reports periodically to the executive board how the risks have been monitored, what are the most important risks and their impact on our cash flows.

Any risk mitigation strategy will only be implemented, whenever necessary, to support our corporate strategy or to maintain our target level of financial flexibility. The risk management policy and the risk management norms, that complement the normatives of risk management governance model, explicitly prohibit speculative transactions with derivatives and require the diversification of operations and counterparties.
Under SFAS 133 “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138, we recognize all derivatives on our balance sheet at fair value, and the gain or loss in fair value is included in current earnings, unless designated as a cash flow hedge.
The main market risks we face are interest rate risk, exchange rate risk and product price risk. We manage some of these risks through the use of derivative instruments. Our risk management activities follow the risk management policy, which requires diversification of transactions and counter-parties. We monitor and evaluate our overall position regularly in order to evaluate financial results and impact on our cash flow. We also periodically review the credit limits and creditworthiness of our hedging counter-parties.
Foreign exchange and interest rate risk
Vale’s cash flows are exposed to volatility of several different currencies. While most of our product prices are indexed to US dollars, representing around 94% of the total revenue, most of our costs, disbursements and investments are indexed to currencies different than the US dollar, mainly Brazilian reais and Canadian dollars.
Derivatives instruments may be used in order to reduce Vale’s potential cash flow volatility arising from the currencies mismatch between the currencies witch the debt is denominated and revenues are generated. Vale’s foreign exchange and interest rate derivative portfolio consists, basically, of interest rate swaps to convert floating cash flows in Brazilian reais to fixed or floating US dollar cash flows, without any leverage.
Vale is also exposed to interest rate risks on loans and financings. Our US dollar denominated floating rate debt consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, our US dollars floating rate debt is subject to changes in the Libor (London Interbank Offer Rate in US dollars). To mitigate the impact of the interest rate volatility on its cash flows, Vale takes advantage of natural hedges resulting from the positive correlation of metal prices and US dollar floating rates. When natural hedges are not present, we may opt to realize the same effect by using financial instruments.
Our Real denominated debt subject to floating interest rates are debentures, loans obtained from Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and property and services acquisition financing in the Brazilian market. These debts are mainly linked to CDI and TJLP.
The swap transactions entered into have settlement dates similar to the interest and principal payment dates, taking into account the liquidity restrictions of the market. At each settlement date, the results on the swap transactions partially offset the impact of the US dollar / Brazilian reais exchange rate in our obligations, contributing to a stable flow of cash disbursements in US dollars for interest and/or principal payment of our real denominated debt.
In the event of an appreciation (depreciation) of the Brazilian reais against US dollar, the negative (positive) impact on our Real denominated debt obligations (interest and/or principal payment) measured in US dollars will be almost totally offset by a positive (negative) effect from any existing swap transaction, regardless of the US dollar / Brazilian Reais exchange rate on the payment date.
We have other exposures associated with our outstanding debt portfolio. In order to reduce cash flow volatility associated with a financing from KFW (Kreditanstalt Für Wiederaufbau) indexed to Euribor, Vale entered into a swap contract where the cash flows in Euros are converted into cash flows in US dollars.

Product Price Risk
Vale is also exposed to several market risks associated with global commodities prices volatilities.
Currently, derivative transactions entered into related to commodities prices are nickel, aluminum, copper, gold platinum and natural gas derivatives and all have the same purpose of mitigating Vale’s cash flow volatility.
Nickel — The Company has purchased nickel future contracts in the London Metal Exchange (LME), with the purpose of maintaining its exposure to nickel price variation, regarding the fact that, in some cases, the commodity is sold at a fixed price to some customers. Vale has also sold nickel futures in the LME, in order to minimize the risk of mismatch between the pricing on the costs of intermediate products and finished goods.
Aluminum — In order to reduce cash flow volatility after Inco’s acquisition when Vale increased its leverage, we entered in aluminum hedging operations, which matured in December 2008.
Copper — Vale Inco Ltd., Vale’s wholly-owned subsidiary, makes use of hedging to protect the price mismatch between the date of copper scrap purchase and the date of selling the finished good.
PGMs and other precious metals — Transactions regarding gold and platinum are executed in order to manage the risk associated with the volatility of these commodities prices. Platinum and gold hedging transactions matured in December 2008.
Natural gas — Vale uses natural gas swap contracts to minimize the impact of price fluctuation of this input cost in the cash flow.
In addition to the contracts mentioned above, Vale IncoLtd., Vale’s wholly-owned subsidiary, has nickel concentrate and raw materials purchase agreements, where there are provisions based on nickel and copper future prices behavior. These provisions are considered embedded derivatives.
There is also an embedded derivative related to energy in our subsidiary Albras on which we have no unrealized gain as of December 31, 2008 and US$17 as of December 31, 2007.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (the quarterly information is unaudited):

	Interest
	rates		Products of
	(LIBOR) /		aluminum
	Currencies	Gold	area	Copper	Nickel	Platinum	Total

Unrealized gains (losses) at October 31, 2008	168	(10)	(46)	(40)	38	(2)	108
Financial settlement	(54)	9	(24)	(27)	32	1	(63)
Unrealized gains (losses) in the period	(649)	(12)	65	49	(36)	(2)	(585)
Effect of exchange rate changes	(38)	13	5	18	(2)	3	(1)

Unrealized gains (losses) at December 31, 2008	(573)	—	—	—	32	—	(541)

Unrealized gains (losses) at July 1, 2008	1,201	(21)	(189)	(166)	37	(21)	841
Gain (Loss) recognized upon consolidation of Inco	—	—	—	—	—	—	—
Financial settlement	(176)	10	57	62	20	6	(21)
Unrealized gains (losses) in the period	(635)	(14)	75	33	(18)	14	(545)
Effect of exchange rate changes	(222)	15	11	31	(1)	(1)	(167)

Unrealized gains (losses) at September 30, 2008	168	(10)	(46)	(40)	38	(2)	108

Unrealized gains (losses) at October 31, 2007	649	(39)	(176)	(356)	3	(25)	56
Gain (Loss) recognized upon consolidation of Inco	—	—	—	—	—	—
Financial settlement	(200)	10	16	63	26	5	(80)
Unrealized gains (losses) in the period	149	(5)	67	106	13	(4)	326
Effect of exchange rate changes	28	(2)	(5)	(1)	—	—	20

Unrealized gains (losses) at December 31, 2007 (*)	626	(36)	(98)	(188)	42	(24)	322

Unrealized gains (losses) at January 1, 2008	626	(36)	(98)	(188)	42	(24)	322
Financial settlement	(394)	41	120	173	38	27	5
Unrealized gains (losses) in the period	(682)	(30)	(18)	(29)	(46)	(6)	(811)
Effect of exchange rate changes	(123)	25	(4)	44	(2)	3	(57)

Unrealized gains (losses) at December 31, 2008	(573)	—	—	—	32	—	(541)

Unrealized gains (losses) at January 1, 2007	(10)	(53)	(318)	(298)	16	(20)	(683)
Financial settlement	(290)	33	112	240	(38)	13	70
Unrealized gains (losses) in the period	854	(7)	153	(129)	63	(17)	917
Effect of exchange rate changes	72	(9)	(45)	(1)	1	—	18

Unrealized gains (losses) at December 31, 2007 (*)	626	(36)	(98)	(188)	42	(24)	322

(*)	At December 31, 2007, US$ 5 was recorded in long-term liabilities.
Changes for the three month periods ended December 31, 2008, September 30, 2008 and December 31, 2007 are unaudited.
Unrealized gains (losses) in the period are included in our income statement under the caption of Financial expenses and Foreign exchange and monetary gains (losses), net.
Final maturity dates for the above instruments are as follows:

Cross currency interest rate swaps	December 2019
Copper concentrate	March 2009
Nickel	March 2011
Under U.S. GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These requirements include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.

At December 31, 2008, we had no outstanding cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk such as a forecasted purchase or sale. If a derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of the derivatives designated as hedges are recognized in earnings. Under U.S. GAAP, if a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings. At December 31, 2008, unrealized net losses in respect of derivative instruments which were not qualified for hedge accounting under United States GAAP amounted to US$ 811. The unrealized net gain as of December 31, 2007 amounted to US$ 869.

26	Subsequent events

On January 30, 2009 we entered into a purchase and sale agreement with Rio Tinto Plc to acquire iron ore (in Brazil) and potash (in Argentina and Canada) assets. The price to be paid for the iron assets amounts to US$ 750, while the potash deposits will be acquired for US$ 850. Negotiations are still ongoing.

Supplemental Financial Information (Unaudited)
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA — Earnings Before Financial Expenses, Minority Interests, Gain on Sale of Investments, Foreign Exchange and Monetary Gains (Losses), Equity in Results of Affiliates and Joint Ventures and Change in Provision for Losses on Equity Investments, Income Taxes, Depreciation and Amortization
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)
EBITDA is not a U.S. GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)
Although EBITDA, as defined above, does not provide a U.S. GAAP measure of operating cash flows, our management uses it to measure our operating performance and financial analysts in evaluating our business commonly use it.

Selected financial indicators for the main affiliates and joint ventures are available on our website, www.vale.com, under “investor relations”

Indexes on Vale’s Consolidated Debt (Supplemental information

	Three-month period ended
	December 31,	September 30,	December 31,	As of December 31,
	2008	2008	2007	2008	2007
Current debt
Current portion of long-term debt — unrelated parties	633	733	1,249	633	1,249
Short-term debt	—	46	167	—	167
Loans from related parties	77	16	6	77	6

	710	795	1,422	710	1,422
Long-term debt
Long-term debt — unrelated parties	17,535	18,393	17,608	17,535	17,608

Gross debt (current plus long-term debt)	18,245	19,188	19,030	18,245	19,030

Interest paid over:
Short-term debt	—	(9)	(8)	11	(49)
Long-term debt	314	1,938	(361)	1,255	(1,289)

Interest paid	314	1,929	(369)	1,266	(1,338)
EBITDA	2,697	6,374	3,532	19,018	15,774
Stockholders’ equity	42,556	51,218	33,276	42,556	33,276
LTM (1) EBITDA / LTM (1) Interest paid	15.02	15.03	11.79	15.02	11.79
Gross Debt / LTM (1) EBITDA	0.96	0.97	1.21	0.96	1.21
Gross debt / Equity Capitalization (%)	13	27	36	13	36

Financial expenses
Interest expense	(334)	(293)	(313)	(1,194)	(1,348)
Labor and civil claims and tax-related actions	(23)	(23)	(39)	(99)	(98)
Tax on financial transactions — CPMF	—	—	(27)	—	(132)
Others	(42)	(141)	(175)	(472)	(939)

	(399)	(457)	(554)	(1,765)	(2,517)

Financial income
Cash and cash equivalents	217	252	32	520	105
Others	30	25	26	82	190

	247	277	58	602	295

Derivatives	(586)	(587)	316	(812)	931

Financial income (expenses), net	(738)	(767)	(180)	(1,975)	(1,291)

Foreign exchange and monetary gain (losses), net
Cash and cash equivalents	1,427	1,104	(8)	2,457	(100)
Loans	(2,266)	(2,169)	500	(3,102)	2,923
Others	598	744	(177)	1,009	(270)

	(241)	(321)	315	364	2,553

Financial result, net	(979)	(1,088)	135	(1,611)	1,262

(1)	Last twelve months

Calculation of EBITDA (Supplemental information — Unaudited)

	Three-month period ended			As of December 31,
	December 31, 2008	September 30, 2008	December 31, 2007	2008	2007

Operating income	1,063	5,535	2,683	14,748	13,194
Depreciation	568	713	737	2,807	2,186
Impairment	950	—	—	950	—

	2,581	6,248	3,420	18,505	15,380
Dividends received	116	126	112	513	394

EBITDA	2,697	6,374	3,532	19,018	15,774

Net operating revenues	7,255	11,739	8,163	37,426	32,242
Margin EBITDA	37.2%	54.3%	43.3%	50.8%	48.9%
Adjusted EBITDA x Operating Cash Flows (Supplemental information — Unaudited)

	Three-month period ended
	December 31, 2008		September 30, 2008		December 31, 2007
		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income	1,367	1,367	4,821	4,821	2,573	2,573
Income tax — deferred	(219)	(219)	(621)	(621)	(394)	(394)
Income tax — current	(966)	—	477	—	610	—
Equity in results of affiliates and joint ventures and other investments	(125)	(125)	(290)	(290)	(136)	(136)
Foreign exchange and monetary gains, net	241	740	321	1,133	(304)	(266)
Financial expenses, net	738	(3)	767	83	169	(23)
Minority interests	27	27	60	60	165	165
Net working capital	—	2,259	—	(1,524)	—	(130)
Others	—	613	—	831	—	(176)

Operating income	1,063	4,659	5,535	4,493	2,683	1,613
Depreciation, depletion and amortization	568	568	713	713	737	737
Impairment	950	950	—	—	—	—
Dividends received	116	116	126	126	112	112

	2,697	6,293	6,374	5,332	3,532	2,462

Operating cash flows		6,293		5,332		2,462
Income tax		(966)		477		610
Foreign exchange and monetary gains (losses)		(499)		(812)		(38)
Financial expenses		741		684		192
Net working capital		(2,259)		1,524		130
Others		(613)		(831)		176

EBITDA		2,697		6,374		3,532

	Year ended of December 31,
	2008		2007
		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows
Net income	13,218	13,218	11,825	11,825
Income tax — deferred	(803)	(803)	(700)	(700)
Income tax — current	1,338	—	3,901	—
Equity in results of affiliates and joint ventures and other investments	(794)	(794)	(595)	(595)
Foreign exchange and monetary gains, net	(364)	451	(2,559)	(2,827)
Financial expenses, net	1,975	116	1,297	102
Minority interests	258	258	802	802
Gain on sale of investments	(80)	(80)	(777)	(777)
Net working capital	—	(707)	—	1,236
Others	—	1,185	—	(634)

Operating income	14,748	12,844	13,194	8,432
Depreciation, depletion and amortization	2,807	2,807	2,186	2,186
Impairment	950	950	—	—
Dividends received	513	513	394	394

	19,018	17,114	15,774	11,012

Operating cash flows		17,114		11,012
Income tax		1,338		3,901
Foreign exchange and monetary gains (losses)		(815)		268
Financial expenses		1,859		1,195
Net working capital		707		(1,236)
Others		(1,185)		634

EBITDA		19,018		15,774

Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Marcelo Amaral Moraes
Chairman	Chairman

Mário da Silveira Teixeira Júnior	Aníbal Moreira dos Santos
Vice-President	Antônio José de Figueiredo Ferreira
Bernard Appy

Francisco Augusto da Costa e Silva
João Batista Cavaglieri	Alternate
Jorge Luiz Pacheco	Marcos Coimbra
José Ricardo Sasseron	Marcus Pereira Aucélio
Luciano Galvão Coutinho	Oswaldo Mário Pêgo de Amorim Azevedo
Masami lijima
Oscar Augusto de Camargo Filho	Executive Officers
Renato da Cruz Gomes
Sandro Kohler Marcondes	Roger Agnelli
Chief Executive Officer

Advisory Committees of the Board of Directors

Carla Grasso
Controlling Committee Luiz Carlos de Freitas	Executive Officer for Human Resources and Corporate Services
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros	Demian Fiocca
Executive Officer for Management and Sustainability

Executive Development Committee
João Moisés de Oliveira	Eduardo de Salles Bartolomeo
José Ricardo Sasseron	Executive Officer for Logistics, Engineering and Project Management

Oscar Augusto de Camargo Filho
Fabio de Oliveira Barbosa
Strategic Committee	Chief Financial Officer and Investor Relations
Roger Agnelli
Mário da Silveira Teixeira Júnior	José Carlos Martins
Oscar Augusto de Camargo Filho	Executive Officer for Ferrous Minerals
Sérgio Ricardo Silva Rosa
Tito Botelho Martins
Finance Committee	Executive Officer for Non Ferrous
Fabio de Oliveira Barbosa
Ivan Luiz Modesto Schara	Marcus Vinícius Dias Severini
Luiz Maurício Leuzinger	Chief Officer of Accounting and Control Department
Wanderlei Viçoso Fagundes
Vera Lúcia de Almeida Pereira Elias
Governance and Sustainability Committee	Chief Accountant
Jorge Luiz Pacheco	CRC-RJ — 043059/O-8
Renato da Cruz Gomes
Ricardo Simonsen

Equity Investee Information — 12/31/2008
Aluminum Area — Valesul (Additional information — Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	4	7	6	4	21	9	10	8	8	35
Quantity sold — internal market	MT (thousand)	16	15	19	16	66	10	16	15	30	71

Quantity sold — total	MT (thousand)	20	22	25	20	87	19	26	23	38	106

Average sales price — external market	US$	2.653,70	2.846,14	2.679,23	2.818,91	2.861,40	2.828,64	2.902,69	2.750,68	2.580,48	2.777,48
Average sales price — internal market	US$	3.786,95	4.168,23	3.321,93	2.575,30	3.695,60	4.037,71	4.068,49	4.045,36	3.415,84	3.722,07
Average sales price — total	US$	3.560,30	3.747,56	3.148,89	2.624,02	3.494,25	3.512,03	3.652,13	3.696,79	3.177,17	3.410,18

Stockholders’ equity	US$	391	453	330	272	272	141	374	391	389	389

Net operating revenues	US$	58	70	81	44	253	70	72	65	65	272
Cost of products	US$	(48)	(55)	(75)	(38)	(216)	(48)	(55)	(52)	(57)	(212)
Other expenses / revenues	US$	(4)	(9)	(6)	(5)	(24)	(4)	(4)	(6)	(3)	(17)
Depreciation, amortization and depletion	US$	4	4	4	3	15	2	2	3	4	11

EBITDA	US$	10	10	4	4	28	20	15	10	9	54
Depreciation, amortization and depletion	US$	(4)	(4)	(4)	(3)	(15)	(2)	(2)	(3)	(4)	(11)

EBIT	US$	6	6	—	1	13	18	13	7	5	43
Net financial result	US$	(1)	—	7	4	10	—	—	1	(2)	(1)

Income before income tax and social contribution	US$	5	6	7	5	23	18	13	8	3	42
Income tax and social contribution	US$	(2)	(4)	(3)	(2)	(11)	(3)	(3)	(3)	(5)	(14)

Net income	US$	3	2	4	3	12	15	10	5	(2)	28

Aluminum Area — MRN (Additional information — Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	1.369	1.573	1.496	1.557	5.995	1.386	1.356	1.522	1.365	5.629
Quantity sold — internal market	MT (thousand)	2.621	2.949	3.268	3.415	12.253	3.350	2.969	2.939	2.993	12.251

Quantity sold — total	MT (thousand)	3.990	4.522	4.764	4.972	18.248	4.736	4.325	4.461	4.358	17.880

Average sales price — external market	US$	61,52	34,93	34,71	36,96	41,47	33,35	32,47	33,29	34,42	33,38
Average sales price — internal market	US$	53,89	31,24	31,96	33,35	36,87	27,04	27,04	27,69	28,38	27,52
Average sales price — total	US$	56,51	32,52	32,83	35,16	38,56	28,89	28,74	29,60	30,27	29,37

Long-term indebtedness, gross	US$	46	115	97	90	90	38.936	35.488	26.516	163.768	163.768
Short-term indebtedness, gross	US$	245	221	226	163	163	204.362	223.553	207.048	28.566	28.566

Total indebtedness, gross	US$	291	336	323	253	253	243.298	259.041	233.564	192.334	192.334

Stockholders’ equity	US$	493	432	315	347	347	305	354	407	459	459

Net operating revenues	US$	117	130	139	150	536	132	125	128	131	516
Cost of products	US$	(63)	(82)	(81)	(75)	(301)	(64)	(66)	(60)	(68)	(258)
Other expenses / revenues	US$	(8)	2	(3)	—	(9)	(5)	(4)	(6)	(6)	(21)
Depreciation, amortization and depletion	US$	14	17	10	13	54	13	14	13	14	54

EBITDA	US$	60	67	65	88	280	76	69	75	71	291
Depreciation, amortization and depletion	US$	(14)	(17)	(10)	(13)	(54)	(13)	(14)	(13)	(14)	(54)

EBIT	US$	46	50	55	75	226	63	55	62	57	237
Net financial result	US$	(2)	(11)	(3)	1	(15)	(1)	(1)	(2)	—	(4)

Income before income tax and social contribution	US$	44	39	52	76	211	62	54	60	57	233
Income tax and social contribution	US$	(10)	(19)	(5)	(21)	(55)	(6)	(5)	(7)	(5)	(23)

Net income	US$	34	20	47	55	156	56	49	53	52	210

Aluminum Area — Albras (Additional information — Unaudited) — Consolidated Subsidiary

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	109	99	117	108	433	108	123	108	104	443
Quantity sold — internal market	MT (thousand)	7	6	7	6	26	7	6	7	6	26

Quantity sold — total	MT (thousand)	116	105	124	114	459	115	129	115	110	469

Average sales price — external market	US$	2.486,87	2.939,31	2.888,76	2.150,39	2.589,98	2.688,76	2.726,53	2.631,55	2.405,80	2.611,76
Average sales price — internal market	US$	2.307,59	2.640,89	2.625,72	2.380,23	2.827,94	2.500,55	2.688,83	2.599,78	2.196,61	2.372,90
Average sales price — total	US$	2.476,70	2.920,77	2.874,64	2.162,48	2.603,46	2.677,30	2.724,78	2.585,19	2.393,38	2.598,49

Long-term indebtedness, gross	US$	283	301	267	250	250	319	303	306	301	301
Short-term indebtedness, gross	US$	111	90	128	133	133	4	9	2	40	40

Total indebtedness, gross	US$	394	391	395	383	383	323	312	308	341	341

Stockholders’ equity	US$	973	1.098	948	782	782	736	788	936	1.004	1.004

Net operating revenues	US$	292	310	346	245	1.193	309	353	299	268	1.229
Cost of products	US$	(222)	(222)	(254)	(194)	(892)	(197)	(232)	(206)	(207)	(842)
Other expenses / revenues	US$	(18)	(20)	(18)	(24)	(80)	(11)	(15)	(17)	(19)	(62)
Depreciation, amortization and depletion	US$	8	8	9	6	31	7	8	8	8	31

EBITDA	US$	60	76	83	33	252	108	114	84	50	356
Depreciation, amortization and depletion	US$	(8)	(8)	(9)	(6)	(31)	(7)	(8)	(8)	(8)	(31)

EBIT	US$	52	68	74	27	221	101	106	76	42	325
Net financial result	US$	(66)	37	(38)	(6)	(73)	16	(9)	67	37	111

Income (loss) before income tax and social contribution	US$	(14)	105	36	21	148	117	97	143	79	436
Income tax and social contribution	US$	(9)	(37)	(9)	7	(48)	(23)	(58)	(42)	(8)	(131)

Net income (loss)	US$	(23)	68	27	28	100	94	39	101	71	305

Aluminum Area — Alunorte (Additional information — Unaudited) — Consolidated Subsidiary

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	814	832	975	1.336	3.957	699	769	828	933	3.229
Quantity sold — internal market	MT (thousand)	235	258	301	250	1.044	244	252	248	271	1.015

Quantity sold — total	MT (thousand)	1.049	1.090	1.276	1.586	5.001	943	1.021	1.076	1.204	4.244

Average sales price — external market	US$	322,36	372,73	378,60	286,74	334,79	344,85	349,61	340,23	312,26	335,38
Average sales price — internal market	US$	287,59	340,49	342,74	324,54	358,65	309,77	311,69	306,88	275,46	300,38
Average sales price — total	US$	314,57	365,10	370,14	292,70	339,77	335,77	340,00	332,54	303,98	327,01

Long-term indebtedness, gross	US$	740	829	855	855	855	528	557	466	556	556
Short-term indebtedness, gross	US$	20	—	29	31	31	—	—	18	—	—

Total indebtedness, gross	US$	760	829	884	886	886	528	557	484	556	556

Stockholders’ equity	US$	2.287	2.633	2.217	1.794	1.794	1.686	1.903	2.197	2.307	2.307

Net operating revenues	US$	331	399	473	456	1.659	314	342	369	370	1.395
Cost of products	US$	(274)	(288)	(352)	(331)	(1.245)	(181)	(217)	(246)	(290)	(934)
Other expenses / revenues	US$	(13)	(14)	(12)	(20)	(59)	(2)	(15)	(7)	(15)	(39)
Depreciation, amortization and depletion	US$	19	20	16	15	70	12	14	13	15	54

EBITDA	US$	63	117	125	120	425	143	124	129	80	476
Depreciation, amortization and depletion	US$	(19)	(20)	(16)	(15)	(70)	(12)	(14)	(13)	(15)	(54)

EBIT	US$	44	97	109	105	355	131	110	116	65	422
Net financial result	US$	(57)	58	(117)	(97)	(213)	19	(14)	34	35	74

Income (loss) before income tax and social contribution	US$	(13)	155	(8)	8	142	150	96	150	100	496
Income tax and social contribution	US$	(7)	(34)	22	7	(12)	(19)	(12)	(38)	(16)	(85)

Net income (loss)	US$	(20)	121	14	15	130	131	84	112	84	411

Pelletizing Affiliates — Hispanobras (Additional information — Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	404	400	618	—	1.422	565	504	527	394	1.990
Quantity sold — internal market	MT (thousand)	710	805	554	396	2.465	800	620	510	545	2.475

Quantity sold — total	MT (thousand)	1.114	1.205	1.172	396	3.887	1.365	1.124	1.037	939	4.465

Average sales price — external market	US$	71,45	203,07	227,18	0,00	176,15	69,26	77,40	72,50	73,25	72,97
Average sales price — internal market	US$	75,95	203,58	236,04	146,47	164,94	72,97	79,73	74,88	76,94	75,93
Average sales price — total	US$	74,32	203,41	231,37	146,47	169,04	71,43	78,69	73,67	75,39	74,61

Short-term indebtedness, gross	US$	75	58	7	—	—	6	9	14	46	46

Total indebtedness, gross	US$	75	58	7	—	—	6	9	14	46	46

Stockholders’ equity	US$	90	166	158	143	143	89	78	86	84	84

Net operating revenues	US$	83	248	164	52	547	97	89	76	72	334
Cost of products	US$	(75)	(143)	(118)	(36)	(372)	(77)	(74)	(66)	(78)	(295)
Other expenses / revenues	US$	(2)	(2)	(2)	(2)	(8)	(1)	(2)	(1)	(1)	(5)
Depreciation, amortization and depletion	US$	1	1	1	1	4	1	—	—	3	4

EBITDA	US$	7	104	45	15	171	20	13	9	(4)	38
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(1)	(4)	(1)	—	—	(3)	(4)

EBIT	US$	6	103	44	14	167	19	13	9	(7)	34
Net financial result	US$	1	(4)	7	9	13	(2)	(1)	(1)	(1)	(5)

Income (loss) before income tax and social contribution	US$	7	99	51	23	180	17	12	8	(8)	29
Income before income tax and social contribution	US$	(3)	(34)	(18)	(8)	(63)	(6)	(5)	(2)	2	(11)

Net income	US$	4	65	33	15	117	11	7	6	(6)	18

Pelletizing Affiliates — Samarco (Additional information — Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — Pellets	MT (thousand)	3.010	4.327	5.519	3.413	16.269	3.003	3.742	3.241	4.373	14.359
Quantity sold — Iron ore	MT (thousand)	168	140	154	202	664	463	638	302	358	1.761

Average sales price — Pellets	US$	105,51	142,07	152,30	156,17	141,95	77,51	82,38	83,61	82,58	81,70
Average sales price — Iron ore	US$	47,61	98,95	73,86	85,18	76,08	46,79	46,78	45,30	49,14	47,01

Long-term indebtedness, gross	US$	800	799	800	800	800	738	817	808	800	800
Short-term indebtedness, gross	US$	591	846	987	783	783	192	324	398	572	572

Total indebtedness, gross	US$	1.391	1.645	1.787	1.583	1.583	930	1.141	1.206	1.372	1.372

Stockholders’ equity	US$	1.078	1.213	926	732	732	688	754	878	970	970

Net operating revenues	US$	331	613	843	553	2.340	253	338	299	365	1.255
Cost of products	US$	(164)	(277)	(314)	(155)	(910)	(109)	(140)	(129)	(184)	(562)
Other expenses / revenues	US$	(43)	(98)	(55)	(67)	(263)	(32)	(63)	(32)	(67)	(194)
Depreciation, amortization and depletion	US$	12	16	30	22	80	10	11	12	12	45

EBITDA	US$	136	254	504	353	1.247	122	146	150	126	544
Depreciation, amortization and depletion	US$	(12)	(16)	(30)	(22)	(80)	(10)	(11)	(12)	(12)	(45)

EBIT	US$	124	238	474	331	1.167	112	135	138	114	499
Gain on investments accounted for by the equity method	US$	3	(3)	1	3	4	2	3	7	2	14
Net financial result	US$	4	122	(281)	(244)	(399)	35	14	25	15	89

Income (loss) before income tax and social contribution	US$	131	357	194	90	772	149	152	170	131	602
Income tax and social contribution	US$	66	(162)	(30)	(17)	(143)	(29)	(34)	(35)	(21)	(119)

Net income (loss)	US$	197	195	164	73	629	120	118	135	110	483

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2009	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations